                              OUR TRADITION GROWS.

         [GRAPHIC OF A WATERFRONT SCENE, SKIING, PINE TREE STATE PHOTO]

                                PEOPLES HERITAGE
                                 FINANCIAL GROUP
                          NEW ENGLAND'S COMMUNITY BANK


                               1999 ANNUAL REPORT

EXPANDING OUR REACH WHILE STAYING CLOSE TO OUR COMMUNITIES.

             [GRAPHIC OF THE MAINE, MASSACHUSETTS AND CONNECTICUT]

The New England region is an area rich in heritage and tradition. At Peoples Heritage Financial Group, we recognize this fact with our unique approach to banking. By staying close to our communities and offering a growing set of financial services, we have once again achieved record success. We produced record earnings for the sixth consecutive year, expanded our reach through our disciplined approach to acquisitions, and strengthened our franchise for the future.

                             [GRAPHIC OF A CHURCH]

TABLE OF CONTENTS

Financial Highlights                                                           1

Letter to Shareholders                                                         2

Performance                                                                    4

Strategy                                                                       6

Markets                                                                        8

Services                                                                      10

Outlook                                                                       12

Selected 5-year Consolidated Financial and Other Data                         13

Management's Discussion and Analysis                                          14

Financial Statements                                                          30

Corporate Directory                                                           57

                              [GRAPHIC OF A BOAT]

PEOPLES HERITAGE FINANCIAL GROUP, INC.

Peoples Heritage Financial Group, Inc. ended the year as a $13.9 billion multi-state banking and financial services holding company headquartered in Portland, Maine. Its subsidiaries include Peoples Heritage Bank, with the top market share in Maine, Bank of New Hampshire with the leading market share in New Hampshire, Family Bank, one of the six largest banks in Massachusetts, and Glastonbury Bank & Trust Company in Connecticut. The Company and its affiliate banks also operate subsidiaries in the fields of trust and investments, insurance brokerage, and leasing. With the expected completion of the acquisition of Banknorth Group, Inc., the Company will extend its banking operations into Vermont and upstate New York and expand its franchises in Massachusetts and New Hampshire.

Peoples Heritage Bank

75 branches throughout ME, No. 1 market position. 20% market share. $4.4 billion in assets.

Bank of New Hampshire

78 branches throughout NH, No. 1 market position, 22% market share. $4.8 billion in assets.

Family Bank

56 branches throughout MA, 4 in southern NH. Strong local market position. $4.4 billion in assets.

Glastonbury Bank & Trust Company

8 branches in north/central CT, $338 million in assets.

[MAP OF NEW HAMPSHIRE]
[PHOTO]

[BARCHART OPERATING RETURN ON AVERAGE EQUITY]

FINANCIAL HIGHLIGHTS

You could say our record-setting financial performance is something of a tradition itself. As the numbers indicate, we ended the year with a continued strengthening of our key financial ratios.

In 1999, Peoples Heritage Financial Group achieved its sixth consecutive record earnings year with net income of $142.4 million. On an operating basis, exclusive of special charges, net income rose 16% to $164.1 million, or $1.58 per diluted share, over 1998 operating earnings of $141.8 million, or $1.34 per diluted share.

SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS (DOLLARS IN THOUSANDS EXCEPT SHARE
DATA)

FOR THE YEAR                                     1999          1998        % Change       1997          1996         1995
                                             -----------   -----------     --------  -----------    ----------   ----------
Net interest income                          $   446,247   $   426,473         5%    $   404,924    $  332,029   $  298,816
Noninterest income
   (excluding securities transactions)           128,907       112,782        14          91,800        68,665       56,990
Net income                                       142,422       112,824        26         103,672        87,341       70,209

SHARE DATA (2)
  Earnings per share:
    Basic                                    $      1.38   $      1.09        27     $      1.01    $     0.91   $     0.75
    Diluted                                         1.37          1.07        28            0.99          0.89         0.73
Dividends per share (as declared by PHFG)           0.47          0.44         7            0.38          0.34         0.26
Book value per share at year end                    8.33          8.68        -4            8.20          7.67         7.14

KEY PERFORMANCE RATIOS
Return on average assets                            1.08%         0.97%       11            1.02%         1.09%        0.99%
Return on average equity                           16.36         13.09        25           12.73         12.35        10.96
Excluding special charges:
   Return on average assets (1)                     1.24          1.22         2            1.18          1.18         1.04
   Return on average equity (1)                    18.85         16.45        15           14.64         13.45        11.53

AT YEAR END
Assets                                       $13,919,528   $12,050,239        16     $11,401,860    $9,364,346   $7,477,894
Loans and leases                               6,736,788     6,977,470        -3       7,258,560     5,911,986    4,715,182
Deposits                                       8,114,757     8,376,715        -3       8,034,776     7,129,538    5,910,325
Shareholders' equity                             850,977       901,128        -6         846,255       795,714      692,401


(1) Special charges consist of merger related and other restructuring charges which on an after-tax basis were $21,690, $28,944, $15,547, $7,753, and $3,678 for 1999, 1998, 1997, 1996 and 1995, respectively. See Note 9 to the Consolidated Financial Statements. (2) Where appropriate amounts have been adjusted for a two-for-one split of the common stock in May 1998.

DEAR SHAREHOLDERS:

[PHOTO OF CHAIRMAN WILLIAM RYAN]

         1999 was our sixth annual record earnings year at Peoples Heritage Financial Group and a period of tremendous achievement.

         Thanks to our dedicated employees and successful community banking strategy, we turned in an impressive performance across a wide range of financial measures. Our return on equity and efficiency ratio were our best ever. Our return on assets, earnings and earnings per share were all up significantly over last year. We grew our trust, insurance and investment advisory income. We experienced double digit growth in our consumer and commercial loan business as we continued to shift our balance sheet to focus on these higher yielding loans while reducing our dependence on lower yielding mortgage loans.

         In our first full year of operations since acquiring SIS Bancorp in January of 1999, we successfully merged our operations while reducing noninterest expenses by 4%. The acquisition nearly doubled our size in Massachusetts, extended our reach into the western part of the state, and introduced us to the Connecticut market.

         In 1999, we also enjoyed our first full year of operations with the former CFX Corporation which was acquired in April, 1998. CFX increased our presence as the leading bank in New Hampshire.

         In a major step to broaden our market leadership, in June of 1999 we reached a definitive agreement to acquire Banknorth Group, Inc., one of the Northeast's most respected financial services providers. Overwhelmingly approved by shareholders of both organizations and expected to be completed in the Spring of 2000, the acquisition will bring our assets to nearly $19 billion and make us the third largest banking company based in New England.

         In addition, the acquisition of Banknorth Group will expand our franchise into Vermont and upstate New York and add to our franchises in New Hampshire and Massachusetts. The acquisition will also truly establish us as a Northeast banking leader, giving us the largest combined market share in Maine, New Hampshire and Vermont.

         Like our other acquisitions, Banknorth Group's community banking approach makes the organization a smart strategic fit for us. Their seasoned team of respected community bankers with a solid reputation for customer service and community support mirrors our own approach. In fact, as we expanded our franchise west into New Hampshire and Massachusetts, Banknorth expanded east into the same markets. By combining our strengths, we gain a dominant market position, gain new economies of scale and access to capital, and strengthen our franchise for the future.

         As we have in the past, we will create new efficiencies by consolidating operations, and at the same time, let these local banks operate with the same customer contact people in place and local decision making. It's a community-focused formula that continues to prove itself as we expand across the Northeast.

         While staying close to our communities, our customers will continue to benefit from our expanded size and strength. The expected acquisition of Banknorth Group will give us 300 branches and expand our network of ATMs to 400 so customers can access their funds throughout the Northeast. Our size ensures local businesses will not outgrow us with our sophisticated cash management, payroll services and credit card processing capabilities. We will continue to share successful products across markets and cross-sell services as appropriate to offer our customers a one-stop financial resource including banking, insurance, investment and trust services.

         In the Spring of 2000, we also expect to change the name of our multi-state banking and financial services holding company from Peoples Heritage Financial Group, Inc., to Banknorth Group, Inc. While we take great pride in the Peoples Heritage name and will continue to use the name where it originated at our Maine banking subsidiary, we believe the Banknorth name more accurately reflects the diversified Northeast financial services holding company we are becoming.

         Looking ahead, I believe we can continue to succeed by combining our operational discipline, personalized community banking approach, and the strength of an increasingly sophisticated financial services network. By maintaining our strategy and focus, we have grown from $3 billion in assets in 1992, to $14 billion in 1999, to an expected $19 billion once the acquisition of Banknorth Group is complete. By expanding our franchise and increasing profitability, we expect to continue increasing opportunities for both our customers and shareholders.

         I wish to personally thank our shareholders for continuing to support us during a difficult period for bank stocks. I remain convinced that solid performance will eventually be rewarded by a fair valuation. In addition, thanks goes to our employees for all their incredibly hard work, talent and commitment to our organization and its customers.

         Thank you all for being a part of our success.

Sincerely yours,


/s/ William J. Ryan
William J. Ryan
Chairman, President and
Chief Executive Officer

"Thanks to our dedicated employees and successful community banking strategy, we turned in an impressive performance across a wide range of financial measures."

[BARCHARTS - OPERATING EARNINGS PER SHARE AND NET INCOME]

PERFORMANCE

TOKENS OF OUR SUCCESS.

RECORD EARNINGS

[NEW HAMPSHIRE GRAPHIC]

For the sixth year in a row, Peoples Heritage Financial Group achieved record earnings. In 1999, annual net income reached $142.4 million, or $1.37 per diluted share, up 26% over 1998's net income of $112.8 million or 1.07 per diluted share.

STRONG PROFITS

In 1999, on an operating basis, exclusive of special charges, net income rose 16% to $164.1 million, or $1.58 per diluted share, over operating earnings of $141.8 million, or $1.34 per diluted share, in 1998. Our operating earnings have increased steadily year after year since 1992.

INCREASED DIVIDEND

In keeping with our commitment to return income to our shareholders in the form of dividends, following the fourth quarter of 1999, we increased our quarterly dividend by 9% over the dividend paid in the same quarter a year ago.

NET INTEREST INCOME

Despite the continued squeeze on margins, our net interest income was up 5% as a result of strong consumer and commercial loan volume.

INCREASED FEE INCOME

Strong growth in our noninterest income included a customer service fee income increase of 30% from 1998. In both Maine and New Hampshire, we continue to open thousands of new accounts each month because of our attractive product mix. We also enjoyed increased fees from our growth in areas beyond traditional banking including a 56% increase in income from insurance commissions, a 37% increase in income from investment advisory services, and 15% growth in trust income. By increasing our fee income, we increase our growth potential and reduce our reliance on margins which come under pressure from rising interest rates.

[PHOTO OF AN APPLE PIE]

[PHOTO OF THE ROCKY COAST]

REDUCED NONINTEREST EXPENSES

With our commitment to operational efficiency and successful merger strategy, we reduced noninterest expenses 4% in 1999.

RETURN ON EQUITY

Our profitability rates have consistently improved each year. A key

[PHOTO OF A RED WAGON WITH A CHILD AND DOG] financial ratio, our operating Return on Average Equity (ROE), reached 18.85% for the year, as compared to 16.45% for 1998. Our ROE topped 20% in the fourth quarter of 1999.

RETURN ON ASSETS

Our operating Return on Average Assets (ROA) was 1.24% for the year, as compared to 1.22% for 1998.

EFFICIENCY RATIO

Our efficiency ratio improved to 53.56% in the fourth quarter of the year, as compared to 57.44% for the last quarter of 1998. We are pleased with the results and expect to continue to improve our efficiency.

TOTAL ASSETS

Our assets at year end were $13.9 billion thanks largely to acquisitions and strong growth in consumer and commercial lending. The expected completion of the acquisition of the $4.6 billion Banknorth Group and continued internal growth should bring our total assets to nearly $19 billion.

[MOHAWK TRAILPENNANT GRAPHIC]

LOAN GROWTH

1999 saw double digit growth in consumer and business lending, an important contributor to our record earnings. Our competitive situation should provide good opportunities to gain more small and mid-size business loan customers. We believe there are particularly strong loan growth opportunities in Massachusetts.

STRONG ASSET QUALITY

[TREE GRAPHIC]

Our balance sheet continues to improve each year. Nonperforming assets as a percentage of total assets dropped to 0.40% at the end of 1999, compared to 0.56% at the end of 1998. Our credit quality standards and a strong economy continue to bolster our asset quality strength.

CAPITAL POSITION

Our capital position remains well above the regulatory minimum for well-capitalized banks.

[EFFICIENCY RATIO BARCHART]

[COUNTRY LANDSCAPE GRAPHIC]

[FIRE TRUCK GRAPHIC]

STRATEGY

CLOSE TO OUR COMMUNITIES.

[MAN ON THE PHONE GRAPHIC]

[COUNTRY SETTING GRAPHIC]

GROWING PROFITABILITY

Our profitability continues to strengthen with our emphasis on commercial and consumer lending, a commitment to achieving cost savings of 25% with our acquisitions, and by increasing our fee income.

INCREASING MARKET SHARE

The expected acquisition of Banknorth Group will enhance our diversified loan and fee revenue streams, provide $1 billion in Massachusetts assets, and expand our franchise into Vermont and New York. The acquisition should also favorably impact our loan mix, funding, net interest margin, and credit quality.

DOMINANT POSITION

Our strong market position is a result of both internal growth and our ongoing track record of successful acquisitions. As one of the dominant financial players in the Northeast, our challenge is to continue successfully expanding our markets while deepening our market penetration by increasing the number of customers we serve and the number of services utilized by each customer.

INTEGRATION TRACK RECORD

In just the past five years, we have executed 12 profitable bank acquisitions. In addition to increasing revenue opportunities, we consistently achieve cost savings as well.

[MASSACHUSETTS GRAPHIC]

INCREASED RETENTION RATE

In addition to expanding our depth of relationships with our customers, and acquiring new customers, we drive revenues by promoting greater customer retention. With customer satisfaction as the key to retention, our retention rate has improved by 15% over past two years. This improvement represents estimated annual revenue from increased deposit balances and checking account fees of $2.6 million after two years.

MORE CROSS-SALES

We are steadily increasing the number of products sold to each customer by improving cross-sell ratios. We have developed a strategic planning task force focused on prioritizing and cross-selling products.

[CHAIRS ON PORCH GRAPHIC]

Our goals include enabling our divisions to work more closely together, increasing the emphasis on cross-sales through incentives, goal setting, tracking and reporting. We are also improving cross-sales tools for our sales force.

STRENGTHENING LOAN PORTFOLIO MIX

We continue to make significant progress in better balancing our loan portfolio mix as we shift our business mix into higher yielding segments like commercial and consumer lending. Residential mortgages now represent just 21% of our loans, commercial business lending is 19%, commercial real estate represents 26% and consumer loans have risen to over 30%.

MAXIMIZE GROWTH POTENTIAL

To optimize our growth, we will maintain a focus on our core competencies of retail banking, commercial banking, mortgage banking and trust services. We will seek to continue to expand fee income and be alert for profitable acquisition opportunities.

OUR MARKET NICHE

We often say that we are too big to be small, but too small to be big. The fact is, we offer more products and services than smaller banks and more service than the biggest competitors. It is a niche that gives us a unique advantage and opportunity to grow in our markets.

INVESTED IN OUR COMMUNITIES

In addition to our philanthropic activities and local community involvement, Peoples Heritage Financial Group remains a leading mortgage originator and small business lender in our markets.

[GRAPHIC - LITTLE GIRL]

SHAREHOLDER BUYBACK

Peoples Heritage repurchased four million shares in 1999 and early 2000. Shareholders' equity at December 31, 1999 was $851.0 million.

[FEE INCOME BARCHART]

[GRAPHICS - SCHOOL BUS AND WHITE MOUNTAINS PENNANT]

MARKETS

THE PLACES WE KNOW BEST.

[GRAPHIC - CONNECTICUT STATE CAPITAL]

THE NORTHEAST'S NO. 1 COMMUNITY BANK

The anticipated Banknorth Group acquisition will make us the third largest banking company based in New England, and the Northeast's number one community bank. While our market share will grow significantly, we will still maintain a community banking approach in all the markets we serve - a proven formula for success that continues to serve us well.

NO. 1 IN MAINE

Our "original" bank, Peoples Heritage Bank in Maine, continues to win awards for small business lending and leads the way in providing home mortgages and consumer loans in the state.

NO. 1 IN NEW HAMPSHIRE

1999 was our first full year of operations since acquiring the former CFX Corporation which enhanced our number one market share in New Hampshire.

EXPANDED MASSACHUSETTS MARKETS

Our expanded reach with Banknorth will enhance our major banking presence in Massachusetts, spanning from the suburbs of Boston to the Berkshires. The acquisition will also give us the No. 2 market share in Worchester, Massachusetts, New England's second largest city.

[GRAPHIC OPEN DOOR AND A YARD]

NO. 2 IN VERMONT

The Banknorth acquisition will boost us to the second largest market share in Vermont. In addition, the Vermont market is quite similar to Maine where we continue to enjoy great success - with similar market economies and comparable customer demographics. We also see compatible management styles with Banknorth's Vermont operations

[GRAPHIC - MAPLE CANDY]
which should bolster our ability to quickly achieve efficiencies.

ENTERED CONNECTICUT

The purchase of SIS Bancorp, Inc. introduced us to the Connecticut market in 1999, expanding our market share and our opportunities.

UPSTATE NEW YORK

The anticipated Banknorth acquisition will introduce us to the upstate New York market - a region with a demographic profile similar to the markets we know so well in northern New England.

[GRAPHICS - OLDER GENTLEMAN, PAPERMAKING MACHINE AND BUOYS]

SERVICES

SOMETHING FOR EVERYONE.

[GRAPHIC - MOHAWK TRAIL]

COMMERCIAL LENDING

In 1999, total commercial business loans reached $1.3 billion, more than tripling in four years from $408 million in 1995. Our commercial lending portfolio is strengthened by its diversification across a wide range of industries. We also took advantage of major banking consolidations in Massachusetts to enhance our own first-rate commercial lending team in the state.

CONSUMER LENDING

Our consumer lending is up 12% for the year with strong growth in home equity and auto loans. Our success is driven by our strong understanding of the unique needs of auto dealerships and our fast turnaround time on loan applications.

EXPANDED BRANCH AND ATM NETWORKS

The anticipated Banknorth Group acquisition will boost our banking network to more than 300 branches and expand our ATM count to 400 throughout the Northeast. Our customers from all our banks enjoy no-fee ATM use throughout our multi-state network.

PHONEBANK

Launched three years ago, our PhoneBank now handles over one million calls a month through a combination of live support personnel and its Automatic Response Unit (ARU). In keeping with our commitment to personalized service, while most customers prefer to use the ARU for its quick convenience, we always first provide the option to speak with a live customer representative.

[GRAPHIC - LADY WITH LAPTOP COMPUTER]

TRUST SERVICES

Trust income rose to $15 million in 1999, up from $1 million since 1995. On a yearly basis, trust income rose 15% from 1998 to 1999. In addition, trust assets under management are expected to double once the acquisition of Banknorth is complete.

INSURANCE

Insurance commissions rose 56% from 1998 to 1999. We will continue to seek opportunities to acquire insurance agencies within our market areas.

INVESTMENT PLANNING SERVICES

Income from our Heritage Investment Planning Group investment advisory services grew 37% in 1999.

[GRAPHIC OF DOG THROUGH GLASS DOOR]

THE BEST OF BOTH COMPANIES

The combination of Peoples Heritage Financial Group and Banknorth Group brings important strengths from each organization. For example, Peoples Heritage adds strength in consumer lending including indirect auto and home equity, breadth in commercial lending, advanced systems and technology; and a widely diversified product line. Complementing these strengths, Banknorth adds depth through its extensive trust services, attractive margins, and its added markets.

MORTGAGE LENDING

In 1999, we discontinued our less-profitable correspondent mortgage lending business and re-focused our efforts on originations in our own markets.

PUBLIC FINANCE

Public finance deposits grew to $626 million in 1999, compared to $525 million in 1998, and up from $169 million at the start of 1997. In Maine, we hold 40% of all public sector deposits - more than any other bank. In New Hampshire, we hold the second largest share of public sector deposits after just three years in the state. And in Massachusetts, we have quickly grown our public sector deposits over 600% in just the last two years.

CASH MANAGEMENT SERVICES

Cash management fees grew more than 50% to $6.3 million in 1999, up from $4.1 million in 1998. In addition, in just those two years, we have grown our cash management customer base from approximately 1,000 to 5,000 customers.

PRIVATE BANKING

Since its inception in mid-1996, we have grown our Private Banking division to $17 million in deposits, $15 million in commercial loans, $15 million in home equity lines, and $69 million in residential mortgages.

INTERNET BANKING

To make banking easier and more convenient for our customers, we plan to leverage the power of the Internet through a major e-commerce initiative in late 2000. We expect to offer our customers a full range of Internet banking and financial services.

[BARCHART OF NONPERFORMING ASSETS]

[GRAPHIC LIGHTHOUSE SUNSET, STOREFRONT AND PENNANT OF MAINE]

OUTLOOK

OUR COMMITMENT IS OUR KEEPSAKE.

[GRAPHIC OMITTED]

Looking to the future, we expect to see more industry consolidation, an increasing utilization of technology in everything we do, and increased competition for customers. Our competition will also come from wider arenas such as Internet banks and investment companies.

         Despite these challenges, we remain enthusiastically optimistic about our own prospects. Large community banks have the potential for great success over the coming years. Peoples Heritage is uniquely positioned in our region to serve a wide range of customers. We will continue to look for new ways to increase our market share and profitability through internal growth as well as through merger and acquisition activities that expand our franchise and breadth of services.

           Of course, our commitment to our customers will remain the same. We will continue to serve our customers with a level of professionalism and expertise that goes beyond the expected. We always strive to work in a way that makes people want to work with us. We seek to embody pride, integrity, passion and respect for others in everything we do.

        In short, tomorrow looks as bright as the past six record earnings years.

[GRAPHIC - "MAN OF THE MOUNTAINS", COUNTRYSIDE, BASKET OF SHELLS]

                         Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------

SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS  (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)
-----------------------------------------------------------------------------------------------------------------------------------
RESULTS FOR THE YEAR                             1999           1998         % Change        1997            1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
Net interest income                         $    446,247   $    426,473           5%    $    404,924    $   332,029    $   298,816
Provision for loan and lease losses               14,100         14,430          -2            6,391          8,810         14,235
Noninterest income
   (excluding securities transactions)           128,907        112,782          14           91,800         68,665         56,990
Securities transactions                              281          5,904         -95            2,571          3,495          1,613
Noninterest expenses
   (excluding special charges)                   317,528        321,826          -1          308,680        254,620        231,907
Special charges (1)                               29,346         39,172         -25           23,559          9,627          4,958
Net income                                       142,422        112,824          26          103,672         87,341         70,209
-----------------------------------------------------------------------------------------------------------------------------------
SHARE DATA (2)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
   Basic                                    $       1.38   $       1.09          27     $       1.01    $      0.91    $      0.75
   Diluted                                          1.37           1.07          28             0.99           0.89           0.73
Excluding special charges:
   Diluted earnings per share (1)                   1.58           1.34          18             1.14           0.97           0.77
   Diluted cash earnings per share (1)(3)           1.69           1.45          17             1.22           1.03           0.80
Dividends per share                                 0.47           0.44           7             0.38           0.34           0.26
Book value per share at year end                    8.33           8.68          -4             8.20           7.67           7.14
Tangible book value per share at year end           7.22           7.48          -4             6.96           6.89           6.28
Stock price:
   High                                            20.25          26.75         -24            23.81          14.32          11.44
   Low                                             14.31          12.81          12            12.94           9.50           5.88
   Close                                           15.06          20.00         -25            23.00          14.00          11.38
Weighted average shares outstanding:
   Basic                                     102,988,690    103,637,875          -1      102,219,049     96,068,639     94,100,917
   Diluted                                   104,112,038    105,767,728          -2      104,722,008     98,112,141     95,988,365
-----------------------------------------------------------------------------------------------------------------------------------
KEY PERFORMANCE RATIOS
-----------------------------------------------------------------------------------------------------------------------------------
Return on average assets                            1.08%          0.97%         11             1.02%          1.09%          0.99%
Return on average equity                           16.36          13.09          25            12.73          12.35          10.96
Net interest margin (4)                             3.67           4.02          -9             4.35           4.45           4.55
Average equity to average assets                    6.60           7.41         -11             8.05           8.78           9.04
Efficiency ratio (5)                               54.05          58.00          -7            60.46          63.54          65.18
Tier 1 leverage capital ratio                       6.60           7.50         -12             7.46           8.34           8.96
Dividend payout ratio (6)                          34.12          37.37          -9            42.12          34.19          30.41
Excluding special charges:
   Return on average assets (1)                     1.24           1.22           2             1.18           1.18           1.04
   Return on average equity (1)                    18.85          16.45          15            14.64          13.45          11.53
-----------------------------------------------------------------------------------------------------------------------------------
AVERAGE BALANCES
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                      $ 13,185,084   $ 11,633,615          13     $ 10,114,728    $ 8,049,357    $ 7,087,568
Loans and leases                               6,988,007      7,959,667         -12        6,733,736      5,421,977      4,665,795
Earning assets                                12,225,724     10,683,175          14        9,359,565      7,511,432      6,618,045
Deposits                                       8,187,612      8,221,969           0        7,393,762      6,249,138      5,686,211
Shareholders' equity                             870,709        861,649           1          814,596        706,979        640,724
-----------------------------------------------------------------------------------------------------------------------------------
AT YEAR END
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                      $ 13,919,528   $ 12,050,239          16     $ 11,401,860    $ 9,364,346    $ 7,477,894
Loans and leases                               6,736,788      6,977,470          -3        7,258,560      5,911,986      4,715,182
Debt and equity securities                     5,702,341      3,231,364          76        2,600,057      2,269,365      1,792,615
Deposits                                       8,114,757      8,376,715          -3        8,034,776      7,129,538      5,910,325
Borrowings                                     4,788,564      2,554,214          87        2,282,102      1,311,558        775,765
Shareholders' equity                             850,977        901,128          -6          846,255        795,714        692,401
Common shares outstanding (thousands)            102,182        103,802          -2          103,218        103,685         96,918
Nonperforming assets (7)                          56,356         67,180         -16           77,112         72,709         82,428
-----------------------------------------------------------------------------------------------------------------------------------

(1) Special charges consist of merger related and other restructuring charges which on an after-tax basis were $21,690, $28,944, $15,547, $7,753, and
      $3,678 for 1999, 1998, 1997, 1996 and 1995, respectively. See Note 9 to the Consolidated Financial Statements.

(2) Where appropriate amounts have been adjusted for a two-for-one split of the common stock in May 1998.

(3)   Earnings before amortization of goodwill and core deposit premiums.

(4) Net interest income divided by average interest-earning assets, calculated on a fully-taxable equivalent basis.

(5) Excludes distribution on securities of subsidiary trust, special charges and securities transactions.

(6)   Cash dividends paid divided by net income.

(7) Nonperforming assets consist of nonperforming loans, other real estate owned and repossessed assets, net of related reserves where appropriate.

Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis which follows focuses on the factors affecting the Company's results of operations during 1999, 1998 and 1997 and financial condition at December 31, 1999 and 1998. The Consolidated Financial Statements and related notes should be read in conjunction with this review. Certain amounts in years prior to 1999 have been reclassified to conform to the 1999 presentation.

GENERAL

Peoples Heritage Financial Group, Inc. (the "Company") is a multi-bank holding company which conducts business from its headquarters in Portland, Maine and, as of December 31, 1999, had 220 offices located in Maine, New Hampshire, Massachusetts and Connecticut. The Company is the largest bank holding company headquartered in northern New England and the fourth largest bank holding company headquartered in New England.

   The Company offers a broad range of commercial and consumer banking services and products as well as trust, investment advisory and insurance brokerage services through four wholly-owned banking subsidiaries: Peoples Heritage Bank ("PHB"), Bank of New Hampshire ("BNH"), Family Bank, FSB ("Family"), which conducts business in certain areas under the name SIS Bank, and Glastonbury Bank & Trust ("GBT"). PHB is a Maine-chartered bank which operates offices throughout Maine and, through subsidiaries, engages in mortgage banking, financial planning, insurance brokerage and equipment leasing activities. At December 31, 1999, PHB had consolidated assets of $4.4 billion and consolidated shareholder's equity of $290 million. BNH is a New Hampshire-chartered commercial bank which operates offices throughout New Hampshire. At December 31, 1999, BNH had consolidated assets of $4.8 billion and consolidated shareholder's equity of $253 million. Family is a federally-chartered savings bank which operates offices in Massachusetts and southern New Hampshire. At December 31, 1999, Family had consolidated assets of $4.4 billion and consolidated shareholder's equity of $243 million. GBT is a Connecticut-chartered commercial bank which operates offices in north-central Connecticut. At December 31, 1999, GBT had consolidated assets of $338 million and consolidated shareholder's equity of $22 million. Each of PHB, BNH, Family and GBT is a member of the Bank Insurance Fund ("BIF") administered by the Federal Deposit Insurance Corporation ("FDIC").

Business Strategy

The principal business of the Company consists of attracting deposits from the general public and using such deposits and other sources of funds to originate commercial business loans and leases, commercial real estate loans, residential mortgage loans and a variety of consumer loans. In addition to keeping loans for its own portfolio, the Company sells loans into the secondary market. The Company also invests in mortgage-backed securities and securities issued by the United States Government and agencies thereof, as well as other securities. In addition, the Company engages in trust, investment advisory and insurance brokerage activities and services residential mortgage loans for investors.

   The Company's goal is to sustain profitable, controlled growth by focusing on increasing loan and deposit market share in New England, developing new financial products, services and delivery channels, closely managing yields on earning assets and rates on interest-bearing liabilities, increasing noninterest income through, among other things, expanded trust, investment advisory and insurance brokerage services, and controlling the growth of noninterest expenses. It is also part of the business strategy of the Company to supplement internal growth with targeted acquisitions of other financial institutions in New England. During the period covered by this discussion, the Company engaged in numerous merger and acquisition related activities. For further information, see Note 2 to the Consolidated Financial Statements and "Acquisitions" below. The Company regularly evaluates potential acquisitions and as a general rule announces acquisitions only after a definitive agreement has been reached.

   The Company generally does not, as a matter of policy, make any specific projections as to future earnings nor does it endorse any projections regarding future performance that may be made by others.

Economic Conditions in New England

The Company believes that New England has witnessed steady economic growth since 1992. There can be no assurance that this will continue to be the case, however, and the economies and real estate markets in the Company's primary market areas will continue to be significant determinants of the quality of the Company's assets in future periods and, thus, its results of operations.


Pending and Completed Acquisitions

On June 1, 1999, the Company entered into a definitive agreement to acquire Banknorth Group, Inc. ("Banknorth"). Banknorth is headquartered in Burlington, Vermont and has 100 offices located throughout Vermont, Massachusetts, New Hampshire and upstate New York. Under the terms of the definitive agreement, shareholders of Banknorth will receive 1.825 newly issued shares of the Company's common stock (subject to adjustment as provided in the agreement) for each share of Banknorth common stock, plus cash in lieu of any fractional share interests. The definitive agreement is subject to the approval of the shareholders of both Banknorth and the Company, the receipt of requisite regulatory approvals and other customary closing conditions. The acquisition is expected to be accounted for using the pooling-of-interests method and close in the second quarter of 2000. As of December 31, 1999, Banknorth had total assets of $4.6 billion and total shareholders' equity of $341 million.

   On January 1, 1999, the Company completed the acquisition of SIS Bancorp, Inc. ("SIS"). Approximately 16,255,885 shares of common stock of the Company (the "Common Stock") were issued in connection with this acquisition, which was accounted for as a pooling-of-interests. SIS had total assets of $2.0 billion and shareholders' equity of $139 million at December 31, 1998. The acquisition of SIS was accounted for as a pooling-of-interests and, accordingly, financial information for all periods presented prior to the date of acquisition has been restated to present the combined financial condition and results of operations as if the acquisition had been in effect for all such periods.

   During 1998, the Company completed the acquisition of three insurance agencies for an aggregate of 454,864 shares of Common Stock. These acquisitions were accounted for as purchases and, accordingly, the Company's financial statements reflect their operations from the date of acquisition. The Company recorded $9.3 mil-lion of goodwill in connection with these purchases. The acquired agencies have been integrated into the Company's existing insurance agency operations.

   On April 10, 1998, the Company completed the acquisition of CFX Corporation ("CFX"). Approximately 32,796,280 shares of Common Stock were issued in connection with this transaction. At December 31, 1997, CFX had total assets of $2.9 billion and total shareholders' equity of $245.7 million. The acquisition of CFX was accounted for as a pooling-of-interests and, accordingly, financial information for all periods presented prior to the date of acquisition has been restated to present the combined financial condition and results of operations as if the acquisition had been in effect for all such periods.

   In the fourth quarter of 1997, the Company purchased Atlantic Bancorp ("Atlantic"), the parent company of Atlantic Bank N.A. headquartered in Portland, Maine, for $70.8 million. Atlantic had total assets of $462.9 million and total shareholders' equity of $37.7 million. The Company recorded $34.7 million of goodwill in connection with this transaction. During the same period, the Company also acquired all of the outstanding stock of MPN Holdings ("MPN"), the holding company of Morse, Payson & Noyes Insurance. The transaction was effected through the exchange of MPN stock for 445,678 shares of Common Stock and resulted in $7.8 million of goodwill. Both acquisitions were accounted for as purchases and, accordingly, the Company's financial statements reflect them from the date of acquisition.

   The Company incurred various merger related and restructuring charges in connection with the foregoing acquisitions (collectively, "special charges"). On an after-tax basis special charges amounted to $21.7 million, $28.9 million and $15.5 million in 1999, 1998 and 1997, respectively. Special charges in 1999 included $5.3 million of after-tax costs to discontinue the correspondent mortgage business. Special charges in 1997 included $4.4 million of after-tax charges related to exiting the lease securitization business conducted through CFX Funding, a subsidiary of CFX. For additional information, see "Results of Operations - Special Charges" and Note 9 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Overview

The Company reported net income of $142.4 million or $1.37 per diluted share in 1999, compared to $112.8 million or $1.07 per diluted share in 1998. Return on average equity was 16.36%, compared to 13.09% in 1998. Excluding special charges, the Company earned $1.58 per diluted share in 1999 compared to $1.34 per diluted share during 1998, an increase of 18%. Return on average equity excluding special charges was 18.85% in 1999 compared to 16.45% in 1998. The improved results were attributable to the successful assimilation of recent acquisitions as well as strong noninterest income growth.

   Total revenues increased 9% during 1999 as a result of increases in both interest income and noninterest income. Net interest income increased 5% during 1999, as compared to 1998. The increase was attributable to a 14% increase in average interest-earning assets, which was offset in part by a decrease in net interest margin from 4.02% in 1998 to 3.67% in 1999. The decline in net interest margin was attributable to unfavorable changes in asset mix. Noninterest income excluding securities transactions increased 14% during 1999, primarily as a result of increases in income from customer services, trust and investment advisory services and insurance commissions.

   Noninterest expenses, excluding special charges, decreased 1% during 1999 compared to a 9% increase in total revenues. The decrease in noninterest expenses primarily resulted from a decrease in salaries and employee benefits due to assimilation of recent acquisitions and lower distributions on the securities of a subsidiary trust.

Net Interest Income

   The Company's net interest income increased 5% during 1999 due primarily to the positive impact of a 17 basis point decline in the total cost of funds. Average earning assets increased by 14%. Commercial real estate, commercial business and consumer loan product lines all experienced significant growth while residential real estate loans declined. Residential real estate loans declined largely due to the Company's discontinuance of the correspondent mortgage business and the securitization of $633 million of residential loans in a REMIC, which are now classified as securities held to maturity. Securities increased due primarily to this securitization and additional declines in residential mortgages, which were offset by investments in agency mortgage-backed securities which carry a lower yield. Average securities increased $2.5 billion, or 97% in 1999 compared to 1998. Average levels of loans and leases decreased by $971.7 million, or 12.2%, in 1999 compared to 1998 as a result of the decline in residential real estate loans. The net interest margin declined to 3.67% in 1999 from 4.02% during 1998. The lower margin was largely due to increased levels of securities as a percent of total earning assets, purchases of bank owned life insurance (the earnings from which are recorded as noninterest income) and an increase in average borrowings as a percent of total average liabilities. Information on average balances, yields and rates for the past three years can be found in Table 1. Table 2 shows the changes from 1998 to 1999 in tax equivalent net interest income by category due to changes in rate and volume.

Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TABLE 1 - THREE YEAR AVERAGE BALANCE SHEETS
--------------------------------------------------------------------------------

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. For purposes of the table and the following discussion, (i) income from interest-earning assets and net interest income is presented on a fully-taxable equivalent basis primarily by adjusting income and yields earned on tax-exempt interest received on loans to qualifying borrowers and on certain of the Company's equity securities to make them equivalent to income and yields earned on fully-taxable investments, assuming a federal income tax rate of 35%, and (ii) unpaid interest on nonaccrual loans has not been included for purposes of determining interest income. Information is based on average daily balances during the indicated periods.

---------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                          1999                                         1998
---------------------------------------------------------------------------------------------------------------------------------
                                               AVERAGE                        YIELD/         Average                     Yield/
(Dollars in Thousands)                         BALANCE         INTEREST       RATE          Balance        Interest       Rate
---------------------------------------------------------------------------------------------------------------------------------
Loans and leases (1)                         $  6,988,007      $580,888       8.31%       $  7,959,667     $672,007       8.44%
Investment securities                           5,106,436       322,881       6.32           2,593,640      163,151       6.29
Federal funds sold and other
  short-term investments                          131,281         6,375       4.86             129,868        5,452       4.20
                                             ------------      --------                    -----------     --------
Total earning assets                           12,225,724       910,144       7.44          10,683,175      840,610       7.87
                                                               --------                                    --------
Nonearning assets                                 959,360                                      950,440
                                             ------------                                 ------------
Total assets                                 $ 13,185,084                                 $ 11,633,615
                                             ============                                 ============

Interest-bearing deposits:
Certificates of deposit                      $  3,339,347      $166,634       4.99%        $ 3,462,115     $187,908       5.43%
Brokered deposits                                 179,760         9,653       5.37             283,499       16,535       5.83
Other interest-bearing deposits                 3,373,703        75,908       2.25           3,263,152       80,492       2.47
                                             ------------      --------                   ------------     --------
Total interest-bearing deposits                 6,892,810       252,195       3.66           7,008,766      284,935       4.07
Borrowed funds                                  3,988,276       209,493       5.25           2,307,034      126,051       5.46
                                             ------------      --------                   ------------     --------
Total interest-bearing liabilities             10,881,086       461,688       4.24           9,315,800      410,986       4.41
                                                               --------                                    --------
Non-interest bearing deposits                   1,294,802                                    1,213,203
Other liabilities                                  65,409                                      142,963
Securities of subsidiary trust                     73,078                                      100,000
Shareholders' equity                              870,709                                      861,649
                                             ------------                                 ------------
Total liabilities and
  shareholders' equity                       $ 13,185,084                                 $ 11,633,615
                                             ============                                 ============

Net earning assets                           $  1,344,638                                 $  1,367,375
                                             ============                                 ============

Net interest income
  (fully-taxable equivalent)                                    448,456                                     429,624
Less: fully-taxable
  equivalent adjustments                                         (2,209)                                     (3,151)
                                                               --------                                    --------
Net interest income                                            $446,247                                    $426,473
                                                               ========                                    ========

Net interest rate spread
  (fully-taxable equivalent)                                                  3.20%                                       3.46%
Net interest margin
  (fully-taxable equivalent)                                                  3.67%                                       4.02%
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------
Year Ended December 31,                                               1997
------------------------------------------------------------------------------------------------
                                                  Average                             Yield/
(Dollars in Thousands)                            Balance            Interest          Rate
------------------------------------------------------------------------------------------------
Loans and leases (1)                            $ 6,733,736          $590,943          8.78%
Investment securities                             2,538,405           168,290          6.63
Federal funds sold and other
  short-term investments                             87,424             4,366          4.99
                                                 ----------          --------
Total earning assets                              9,359,565           763,599          8.16
                                                                     --------
Nonearning assets                                   755,163
                                                -----------
Total assets                                    $10,114,728
                                                ===========

Interest-bearing deposits:
Certificates of deposit                         $ 3,227,858          $175,395          5.43%
Brokered deposits                                   155,281             9,324          6.00
Other interest-bearing deposits                   3,026,668            76,759          2.54
                                                -----------          --------
Total interest-bearing deposits                   6,409,807           261,478          4.08
Borrowed funds                                    1,705,603            94,868          5.56
                                                -----------          --------
Total interest-bearing liabilities                8,115,410           356,346          4.39
                                                                     --------
Non-interest bearing deposits                       983,955
Other liabilities                                   113,279
Securities of subsidiary trust                       87,488
Shareholders' equity                                814,596
                                                -----------
Total liabilities and
  shareholders' equity                          $10,114,728
                                                ===========

Net earning assets                              $ 1,244,155
                                                ===========

Net interest income
  (fully-taxable equivalent)                                          407,253
Less: fully-taxable
  equivalent adjustments                                               (2,329)
                                                                     --------
Net interest income                                                  $404,924
                                                                     ========

Net interest rate spread
  (fully-taxable equivalent)                                                           3.77%
Net interest margin
  (fully-taxable equivalent)                                                           4.35%
--------------------------------------------------------------------------------------------

(1) Loans and leases include portfolio loans and leases, loans held for sale and nonperforming loans, but unpaid interest on nonperforming loans has not been included for purposes of determining interest income.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
TABLE 2 - CHANGES IN NET INTEREST INCOME
--------------------------------------------------------------------------------

The following table presents certain information on a fully-taxable equivalent basis regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to (1) changes in rate (change in rate multiplied by old volume),
(2) changes in volume (change in volume multiplied by old rate) and (3) changes in rate/volume (change in rate multiplied by change in volume).

-------------------------------------------------------------------------------------------------------------------------------
                                         Year Ended December 31, 1999 vs 1998          Year Ended December 31, 1998 vs 1997
                                              Increase (Decrease) Due To                    Increase (Decrease) Due To
-------------------------------------------------------------------------------------------------------------------------------
                                                              Rate/                                          Rate/
(Dollars in Thousands)                 Rate        Volume     Volume       Total        Rate      Volume     Volume      Total
-------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
   Loans and leases (1)              $(10,348)   $ (82,008)   $ 1,237    $ (91,119)   $(22,437)   $107,586   $(4,085)   $ 81,064
   Investment securities                  778      158,055        897      159,730      (8,613)      3,662      (187)     (5,139)
   Federal funds sold and other
      short-term investments              858           59          6          923        (696)      2,120      (338)      1,086
                                     --------    ---------    -------    ---------    --------    --------   -------    --------
Total earning assets                   (8,712)      76,106      2,140       69,534     (31,746)    113,368    (4,610)     77,011
                                     --------    ---------    -------    ---------    --------    --------   -------    --------

Interest-bearing liabilities:
   Deposits:
   Regular savings and money
      market access accounts           (7,071)       2,727       (240)      (4,584)     (2,100)      5,997      (164)      3,733
   Certificates of deposit            (15,148)      (6,663)       537      (21,274)       (201)     12,729       (15)     12,513
   Brokered deposits                   (1,312)      (6,050)       480       (6,882)       (268)      7,699      (221)      7,210
                                     --------    ---------    -------    ---------    --------    --------   -------    --------
   Total interest-bearing deposits    (23,531)      (9,986)       777      (32,740)     (2,569)     26,425      (400)     23,456
   Borrowed funds                      (4,869)      91,859     (3,548)      83,442      (1,677)     33,452      (591)     31,184
                                     --------    ---------    -------    ---------    --------    --------   -------    --------
Total interest-bearing liabilities    (28,400)      81,873     (2,771)      50,702      (4,246)     59,877      (991)     54,640
                                     --------    ---------    -------    ---------    --------    --------   -------    --------

Net interest income
   (fully taxable equivalent)        $ 19,688    ($  5,767)   $ 4,911    $  18,832    ($27,500)   $ 53,491   ($3,619)   $ 22,371
                                     ========    =========    =======    =========    ========    ========   =======    ========

(1) Loans and leases include portfolio loans, leases, and loans held for sale and nonperforming loans.

Provision and Allowance for Loan and Lease Losses

The Company recorded a provision for loan and lease losses in 1999 of $14.1 million, as compared to a $14.4 million provision in 1998. Net chargeoffs to average loans outstanding was 0.24% in 1999 compared to 0.20% in 1998. The slight increase was due to lower average levels of residential real estate loans, which generally have low levels of charge-offs.

   The allowance for loan and lease losses represented 1.58% of portfolio loans and leases outstanding at December 31, 1999, as compared to 1.56% at December 31, 1998. The improvement resulted primarily from a decrease in the amount of residential real estate loans in portfolio as discussed above. The ratio of the allowance to nonperforming loans at December 31, 1999 was 235%, as compared to 195% at December 31, 1998. Management believes that improvement in this coverage ratio is consistent with the change in the composition of the loan portfolio and reduced levels of nonperforming loans, as discussed below.

   The allowance for loan and leases losses is maintained at a level determined to be adequate by management to absorb future charge-offs of loans and leases deemed uncollectable. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off. Arriving at an appropriate level of allowance for loan and lease losses necessarily involves a high degree of judgment and is determined based on management's ongoing evaluation. The ongoing evaluation process includes a formal analysis of the allowance each quarter, which considers, among other procedures, the character and size of the loan portfolio, trends in nonperforming loans, delinquent loans and net charge-offs, as well as new loan originations and other asset quality factors. The Company evaluates the commercial real estate and commercial business loan portfolio by using a loan by loan analysis of a significant portion of "classified" loans and calculating a reserve requirement on these loans. Based on these results, factors are applied to the remaining portfolio to calculate a range of possible loan losses. For the residential real estate and consumer loan portfolios, the range of reserves is calculated by applying historical chargeoff and recovery experience to the current outstanding balance in each type of loan category, with consideration given to loan growth over the preceding twelve months. Although management utilizes its best judgment in providing for losses, for the reasons discussed under "Asset Quality - Nonperforming Assets," there can be no assurance that the Company will not have to change its level of provision for loan losses in future periods.

Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TABLE 3 - FIVE YEAR TABLE OF ACTIVITY IN THE ALLOWANCE FOR LOAN AND LEASE LOSSES
--------------------------------------------------------------------------------
The following sets forth information concerning the activity in the Company's allowance for loan and lease losses during the periods indicated.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                               Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                              1999              1998              1997              1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
Average loans and leases outstanding             $6,988,007        $7,959,667        $6,733,736        $5,421,977        $4,665,795
                                                 ==========        ==========        ==========        ==========        ==========

Allowance at the beginning of period             $  110,561        $  112,064        $  106,769        $   98,833        $  102,976

Additions due to acquisitions                            --                --             7,361            11,365             2,457
Charge-offs:
   Real estate loans                                  5,477             9,054             5,117            17,806            21,128
   Commercial business loans and  leases              4,153             5,400             7,249             4,898             7,098
   Consumer loans and leases                         14,279            12,226            10,482             5,285             3,949
                                                 ----------        ----------        ----------        ----------        ----------
          Total loans charged off                    23,909            26,680            22,848            27,989            32,175
                                                 ----------        ----------        ----------        ----------        ----------

Recoveries:
Real estate loans                                     2,466             6,026             8,523            12,291             6,914
Commercial business loans and leases                  2,496             2,367             3,801             2,205             3,164
Consumer loans and leases                             2,157             2,354             2,067             1,254             1,262
                                                 ----------        ----------        ----------        ----------        ----------
          Total loans recovered                       7,119            10,747            14,391            15,750            11,340
                                                 ----------        ----------        ----------        ----------        ----------
          Net charge-offs                            16,790            15,933             8,457            12,239            20,835

Provision for loan and lease losses                  14,100            14,430             6,391             8,810            14,235
                                                 ----------        ----------        ----------        ----------        ----------
Allowance at the end of the period               $  107,871        $  110,561        $  112,064        $  106,769        $   98,833
                                                 ==========        ==========        ==========        ==========        ==========

Ratio of net charge-offs to average loans
   and leases outstanding                              0.24%             0.20%             0.13%             0.23%             0.45%
Ratio of allowance to total portfolio loans
   and leases at end of period                         1.58%             1.56%             1.52%             1.77%             2.05%
Ratio of allowance to nonperforming
   loans at end of period                            235.07%           195.59%           171.02%           190.69%           152.34%


--------------------------------------------------------------------------------
TABLE 4 - ALLOCATION OF THE ALLOWANCE FOR LOAN AND LEASE LOSSES - FIVE YEAR SCHEDULE
--------------------------------------------------------------------------------
The allowance for loan and lease losses is available for offsetting credit losses in connection with any loan, but is internally allocated to various loan categories as part of the Company's process for evaluating the adequacy of the allowance for loan and lease losses. The following table sets forth information concerning the allocation of the Company's allowance for loan and lease losses by loan categories at the dates indicated.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                      December 31,
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                   1999                              1998                                 1997
-----------------------------------------------------------------------------------------------------------------------------------
                                               PERCENT OF                         Percent of                            Percent of
                                              LOANS IN EACH                      Loans in each                        Loans in each
                                               CATEGORY TO                        Category to                          Category to
                                AMOUNT         TOTAL LOANS          Amount         Total Loans          Amount          Total Loans
                               --------           ------           --------           ------           --------           ------
Real estate loans              $ 53,169            46.84%          $ 55,487            54.35%          $ 60,849            61.05%
Commercial business
   loans and leases              36,469            18.87%            32,878            16.17%            24,650            13.61%
Consumer loans
   and leases                    18,233            34.29%            22,196            29.48%            19,323            25.34%
Unallocated allowance                --               --                 --               --              7,242               --
                               --------           ------           --------           ------           --------           ------
                               $107,871           100.00%          $110,561           100.00%          $112,064           100.00%
                               ========           ======           ========           ======           ========           ======


-----------------------------------------------------------------------------------------------
                                                       December 31,
-----------------------------------------------------------------------------------------------
                                        1996                              1995
-----------------------------------------------------------------------------------------------
                                               Percent of                         Percent of
                                             Loans in each                       Loans in each
                                              Category to                         Category to
                                Amount         Total Loans         Amount          Total Loans
                               --------           ------           -------           ------
Real estate loans              $ 60,416            62.18%          $60,455            63.30%
Commercial business
   loans and leases              25,449            13.75%           18,484            14.25%
Consumer loans
   and leases                    14,647            24.07%           12,919            22.45%
Unallocated allowance             6,257               --             6,975               --
                               --------           ------           -------           ------
                               $106,769           100.00%          $98,833           100.00%
                               ========           ======           =======           ======

                         Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------


The unallocated component in the preceding table relates to reserves acquired in connection with the acquisition of CFX. These reserves were allocated during 1998 in accordance with the Company's analysis of the CFX loan portfolio. Otherwise, the Company's methods and assumptions in determining the adequacy of the allowance for loan losses has not changed significantly from prior years. Review of specific loans, loan growth, charge-off history and regional and national economic conditions and trends are the primary factors considered by management in determining the adequacy of the allowance for loan and lease losses. Loan terms and portfolio concentrations did not change significantly during 1999, although residential mortgage loans decreased from 31% to 21% of the loan portfolio at December 31, 1998 and 1999, respectively. At December 31, 1999, non-performing loans as a percent of total loans was 0.67%, as compared to 0.80% at December 31, 1998. At December 31, 1999, the Company's allowance as a percentage of non-performing loans was 235% and has averaged 189% over the past five years (based on year end data). At December 31, 1999, the Company's allowance was 6.4 times the 1999 net charge-offs and has averaged 7.2 times net charge-offs over the past five years (based on year end data). This decline was due primarily to increased levels of consumer charge-offs and reduced levels of recoveries.

Noninterest Income

Noninterest income was $129.2 million in 1999 compared to $118.7 million in 1998. The 9% increase in 1999 resulted primarily from increases of $12.4 million in customer services income, $7.8 million in bank owned life insurance ("BOLI") and $7.3 million in insurance commissions which were offset by a $10.9 million decrease in mortgage banking services primarily due to the discontinuation of the correspondent mortgage business.

   Customer services income of $53.4 million increased 30% from 1998 and was attributable to increased fees including ATM fees related to charging customers for using our ATMs.

   Mortgage banking services income of $16.3 million decreased 40% or $10.9 million during 1999. The decrease resulted from a $16.6 million, or 72%, decrease in mortgage sales income, primarily from the discontinuance of the correspondent mortgage lending business in January 1999 and a $5.2 million decrease in net mortgage servicing income due to a 33% decrease in the average total of mortgages serviced for others. See "Special Charges" below for a discussion of the cost to discontinue the correspondent mortgage lending business. The Company's portfolio of residential mortgages serviced for investors was $3.6 billion at December 31,1999 as compared to $4.2 billion and $6.1 billion at December 31, 1998 and 1997, respectively. Mortgage loans serviced for others decreased in 1998 primarily as a result of the sale of mortgage servicing rights of $75.9 million related to $2.8 billion of loans. Gains on the sales of mortgage servicing rights totaled $2.6 million and $1.6 million in 1999 and 1998, respectively. Capitalized mortgage servicing rights increased from $40.1 million at December 31, 1998 to $46.8 million at December 31, 1999 due primarily to lower impairment reserves as a result of rising interest rates. See Note 7 to the Consolidated Financial Statements. Because mortgage servicing rights are an interest-rate sensitive asset, the value of the Company's mortgage servicing rights and the related mortgage banking income may be adversely impacted if mortgage interest rates decline and actual or expected loan prepayments increase. To mitigate the prepayment risk associated with adverse changes in interest rates and the resultant impairment to capitalized mortgage servicing rights and effects on mortgage banking income, the Company has established a hedge program against a portion of its capitalized mortgage servicing rights to help protect its value and mortgage banking income. Notwithstanding the foregoing, there can be no assurance that significant declines in interest rates will not have a material impact on the Company's mortgage servicing rights and mortgage banking income or that the hedge program will be successful in mitigating the effects of such a decline.

--------------------------------------------------------------------------------
TABLE 5 - MORTGAGE BANKING SERVICES INCOME
--------------------------------------------------------------------------------

The following table sets forth certain information relating to the Company's mortgage banking activities at the dates or for the periods indicated.

-------------------------------------------------------------------------------------------
                                              At or for the Year Ended December 31,
-------------------------------------------------------------------------------------------
(Dollars in Thousands)                   1999                  1998                 1997
Residential mortgages
  serviced for investors             $ 3,621,848           $ 4,243,181           $6,149,111
                                     ===========           ===========           ==========
Residential mortgage
  sales income                       $     6,517           $    23,123           $   13,766
Residential mortgage
  servicing income, net                    5,981                11,143               12,533
Impairment adjustment for
  mortgage servicing rights
  income (expense)                         5,160               (11,086)                  --
Valuation adjustment --                       --
  interest rate floor
  income (expense)                        (3,950)                2,380                   --
Gains on sale of mortgage
  servicing rights                         2,634                 1,642                2,380
                                     -----------           -----------           ----------
Mortgage banking
  services income                    $    16,342           $    27,202           $   28,679
                                     ===========           ===========           ==========


Trust income of $14.6 million increased 15% during 1999 primarily due to increased assets under management. Assets under management were $3.2 billion and $3.0 billion at December 31, 1999 and 1998, respectively, an increase of 7%. Investment advisory services income of $5.3 million increased 37% during 1999.

   Insurance commission income was $20.3 million and $13.0 million in 1999 and 1998, respectively. This 56% increase reflects the Company's acquisitions of insurance agencies in Massachusetts and New Hampshire in the fourth quarter of 1998 and were accounted for using the purchase method.

   BOLI income was $11.5 million and $3.7 million in 1999 and 1998, respectively. The increase related to additional purchases of BOLI in the first quarter of 1999. The cash surrender value of BOLI was $228.4 million at December 31, 1999 compared to $66.9 million at December 31, 1998. This increase reflects both additional purchases of BOLI and increases in cash surrender value. BOLI covers certain employees of the Company's bank subsidiaries. Most of the Company's BOLI is invested in the 'general account' of quality insurance companies. Substantially all such companies were rated AA or better by Standard and Poors at December 31, 1999.

   Net securities gains amounted to $281 thousand and $5.9 million during 1999 and 1998, respectively. Gains from the sale of securities are subject to market and economic conditions and, as a result, there can be no assurance that gains reported in prior periods will be achieved in the future.

   Other noninterest income amounted to $7.5 million and $11.3 million during 1999 and 1998, respectively, and consisted primarily of loan fee income. Other noninterest income in 1998 included a $1.0 million gain on sale of a credit card portfolio

Noninterest Expense

Noninterest expense was $346.9 million in 1999 compared to $361.0 million in 1998. The $14.1 million or 3.9% decrease was largely attributable to a decrease in special charges ($9.8 million), a decrease in distributions on securities of subsidiary trust ($2.4 million) and a decrease in other noninterest expense ($4.4 million). These decreases were offset by increases in data processing expenses ($2.6 million) due primarily to Year 2000 costs. Excluding special charges, noninterest expense decreased 1%. The efficiency ratio improved to 54.05% during 1999 from 58.00% in 1998 primarily as a result of the efficiencies created by the assimilation of recent acquisitions, as well as operating improvements.

   Salaries and benefits expense of $163.6 million decreased 1% during 1999. This decrease was due primarily to the integration of the recent acquisitions.

   Data processing expense increased 10% to $28.0 million in 1999 from $25.4 million during 1998. The increase was attributable to the implementation of system upgrades to accommodate increased volumes and expenditures for Year 2000 initiatives. See "Impact of the Year 2000" for further discussion.

   Occupancy expense and equipment expense each increased 2% during 1999. Amortization of goodwill and deposit premiums increased 1% during 1999 due primarily to amortization of goodwill related to purchases of insurance agencies in late 1998. Advertising and marketing expense decreased 12% during 1999 reflecting the synergies from recent acquisitions.

   Other noninterest expense, which is comprised primarily of general and administrative expenses, decreased $3.0 million or 6% during 1999 through cost savings realized from the assimilation of recent acquisitions.

Special Charges

Special charges consist of merger-related expenses of $22.0 million, $39.2 million and $16.4 million during 1999, 1998 and 1997, respectively, as well as $7.4 million of costs related to the discontinuation of the correspondent mortgage lending business in 1999 and a $7.2 million charge related to exiting the lease securitization business, conducted through CFX Funding, in 1997. On an after-tax basis, special charges amounted to $21.7 million, $28.9 million and $15.5 million for the years ended 1999, 1998 and 1997, respectively. See Note 9 to the Notes to the Consolidated Financial Statements.


Taxes

The Company's effective tax rate was 33.6% in 1999 compared to 33.5% in 1998.

Comprehensive Income

The Company's comprehensive income amounted to $38.9 million and $103.2 million during 1999 and 1998, respectively. Comprehensive income differed from the Company's net income in these periods because of a $103.5 million increase in net unrealized loss on securities during 1999 and a $9.6 million increase in net unrealized loss on securities during 1998. For additional information, see the Consolidated Financial Statements.

COMPARISON OF 1998 AND 1997

The Company reported net income of $112.8 million for 1998, or $1.07 per diluted share, compared with net income of $103.7 million, or $0.99 per diluted share, reported in 1997. Return on average assets and return on average equity were 0.97% and 13.09%, respectively, for 1998, compared with 1.02% and 12.73%, respectively, in 1997. Excluding the impact of special charges, net income and diluted earnings per share were $141.8 million and $1.34, respectively, for 1998 and $119.2 million and $1.14, respectively, for 1997. Return on average assets and return on average equity were 1.22% and 16.45%, respectively, for 1998 and 1.18% and 14.64%, respectively, for 1997, excluding special charges.

   Net interest income on a fully taxable-equivalent basis totaled $429.6 million compared with $407.3 million in 1997. The 6% increase in 1998 reflected strong loan growth.


   The provision for loan and lease losses was $14.4 million in 1998 compared to a $6.4 million provision in 1997 as a result of significant loan growth in commercial and consumer loans and the Company's estimate of future potential losses. The ratio of the allowance to nonperforming loans at December 31, 1998 was 196% compared to 171% at December 31, 1997. The allowance for loan and lease losses represented 1.56% of total loans at December 31, 1998 compared to 1.52% at December 31, 1997. The improved coverage resulted primarily from a decrease in the amount of the net loan portfolio, due primarily to a lower level of residential real estate loans in portfolio.

   Noninterest income was $118.7 million and $94.4 million for the years ended December 31, 1998 and 1997, respectively. Increases of $6.5 million in customer services income and $11.1 million in insurance commissions contributed to the $24.3 million or 26% increase in 1998. Customer services income of $41.0 million reflected a 19% growth from 1997. In 1998, the Company recorded a full year of insurance commissions compared to 1997 since the Company entered the insurance business in the fourth quarter of 1997.

   Noninterest expense was $361.0 million for 1998 compared with $332.2 million for 1997, a 9% increase. The 1998 increase was primarily attributable to an increase in special charges, higher data processing expense and higher intangible amortization due to recent purchase acquisitions. The efficiency ratio, which excludes special charges and dividends on the capital securities of Peoples Heritage Capital Trust I, improved from 60.46% in 1997 to 58.00% in 1998.

   Average earning assets increased $1.3 billion or 14% in 1998 primarily due to internal growth in loans and loans held for sale. Average interest-bearing liabilities increased 15% in 1998 in order to fund the growth in assets.

FINANCIAL CONDITION

The Company's consolidated total assets increased by $1.9 billion, or 16%, from $12.1 billion at December 31, 1998 to $14.0 billion at December 31, 1999. Shareholders' equity totaled $851 million at December 31, 1999 compared to $901 million at December 31, 1998, an decrease of 6%. The decrease is shareholders' equity was primarily due to a $103.5 million increase in net unrealized loss on available for sale securities. Excluding unrealized losses, equity increased $53.3 million, or 6%, due to net income for the period, which was offset in part by the cost of stock repurchases and dividends paid on common stock.

   Average earning assets increased $1.5 billion or 14% in 1999 primarily as a result of increased securities portfolio. Average loans decreased by 12% in 1999 mostly due to the securitization of $633 million of residential real estate loans which were classified as securities held to maturity at December 31, 1999. In 1998, average earning assets increased 15% excluding the impact of loan growth resulting from purchase acquisitions and required divestitures. See Table 1 for more information on loan growth. Average loans as a percentage of average earning assets was 57% in 1999 and 75% in 1998.

Investment Securities and Other Earning Assets

The average balance of the securities portfolio was $5.1 billion in 1999 and $2.6 billion in 1998. The increase was primarily in mortgage-backed securities and was due to a program undertaken by the Company to offset lower residential real estate loans and increase balance sheet leverage. The portfolio is comprised primarily of U.S. Treasury securities and mortgage-backed securities, most of which are seasoned 15-year federal agency securities. Other bonds and notes consist of asset-backed securities, corporate bonds and trust preferred securities. Other equity securities consist of corporate preferred stock with no stated maturity.

--------------------------------------------------------------------------------
TABLE 6 - SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY
--------------------------------------------------------------------------------
The following table sets forth the Company's investment securities at the dates indicated.
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                                                            December 31,
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                  1999                   1998                  1997
----------------------------------------------------------------------------------------------------------------------------
   Securities available for sale:
   U.S. Government and federal agencies                             $   534,720            $   352,422            $  522,742
   Tax-exempt bonds and notes                                            19,570                 36,461                28,865
   Other bonds and notes                                                240,754                  3,201                82,780
   Mortgage-backed securities                                         3,823,658              2,232,978             1,272,696
   Collateralized mortgage obligations                                  453,930                200,774               308,864
                                                                    -----------            -----------            ----------
      Total debt securities                                           5,072,632              2,825,836             2,215,947
   Federal Home Loan Bank of Boston stock                               221,335                123,706                99,565
   Other equity securities                                               28,803                 39,234                50,816
                                                                    -----------            -----------            ----------
      Total equity securities                                           250,138                162,940               150,381
                                                                    -----------            -----------            ----------
   Net unrealized gain (loss)                                          (161,761)                (2,645)               12,538
                                                                    -----------            -----------            ----------
   Fair value of securities available for sale                      $ 5,161,009            $ 2,986,131            $2,378,866
                                                                    ===========            ===========            ==========
   Securities held to maturity:
   U.S. Government and federal agencies                             $        --            $        --            $   10,121
   Tax-exempt bonds and notes                                                --                     --                13,470
   Other bonds and notes                                                     --                    330                   745
   Asset-backed securities                                                   --                 65,350                46,046
   Mortgage-backed securities                                                --                168,554               147,516
   Real estate mortgage investment conduit                              541,332                     --                    --
   Collateralized mortgage obligations                                       --                 10,999                 3,293
                                                                    -----------            -----------            ----------
   Amortized cost of securities held to maturity                    $   541,332            $   245,233            $  221,191
                                                                    ===========            ===========            ==========

   Fair value of securities held to maturity                        $   519,725            $   245,555            $  221,891
                                                                    ===========            ===========            ==========
   Excess of fair value of securities held to maturity
      over recorded value (recorded value over fair value)          ($   21,607)           $       322            $      700
                                                                    ===========            ===========            ==========
   Fair value of securities held to maturity as a % of
      amortized cost                                                       96.0%                 100.1%                100.3%

Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TABLE 7 - MATURITIES OF SECURITIES
--------------------------------------------------------------------------------
The following table sets forth the scheduled maturities and fully-taxable equivalent weighted average yields of the Company's debt securities available for sale at December 31, 1999.
--------------------------------------------------------------------------------

                                                              Amortized Cost Maturing in
---------------------------------------------------------------------------------------------------------------------
                                                                      More than One          More than Five
                                          Less than One Year          to Five Years            to Ten Years
---------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                   Amount         Yield     Amount          Yield    Amount          Yield
---------------------------------------------------------------------------------------------------------------------
U.S. Government and federal agencies    $45,408         4.86%    $412,095         5.73%    $  9,000         7.99%
Tax-exempt bonds and notes                2,630         6.56%       6,026         6.64%          --           --
Other bonds and notes                       675         6.89%      13,662         7.37%      98,910         7.22%
Mortgage-backed securities                  911         5.48%      12,519         6.42%     147,419         6.74%
Collateralized mortgage obligations         106         5.01%       7,679         5.78%      12,756         6.48%
                                        -------         ----     --------         ----     --------         ----
Total                                   $49,730         4.99%    $451,981         5.81%    $268,085         6.95%
                                        =======         ====     ========         ====     ========         ====


                                                         Amortized Cost Maturing in
-------------------------------------------------------------------------------------------------------
                                                      More than
                                                      Ten Years                          Total
-------------------------------------------------------------------------------------------------------
                                                Amount         Yield          Amount            Yield
-------------------------------------------------------------------------------------------------------
U.S. Government and federal agencies        $   68,217         5.71%        $  534,720          5.69%
Tax-exempt bonds and notes                      10,914         8.01%            19,570          7.39%
Other bonds and notes                          127,507         7.81%           240,754          7.54%
Mortgage-backed securities                   3,662,809         6.48%         3,823,658          6.49%
Collateralized mortgage obligations            433,389         6.43%           453,930          6.42%
                                            ----------         ----         ----------          ----
Total                                       $4,302,836         6.51%        $5,072,632          6.45%
                                            ==========         ====         ==========          ====


The following table sets forth the maturities and weighted average yields of the Company's debt securities held to maturity at December 31, 1999.

----------------------------------------------------------------------------------------------------------------------------------
                                                           Amortized Cost Maturing in
----------------------------------------------------------------------------------------------------------------------------------
                                                              More than One   More than Five     More than
                                          Less than One Year  to Five Years    to Ten Years       Ten Years          Total
----------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                    Amount     Yield    Amount  Yield   Amount   Yield   Amount    Yield   Amount     Yield
Real estate mortgage investment conduit     $0        0.00%     $0     0.00%    $0     0.00%   $541,332  7.30%   $541,332   7.30%
                                            ==        ====      ==     ====     ==     ====    ========  ====    ========   ====


Securities available for sale are carried at fair value and had an unrealized loss of $161.8 million at December 31, 1999 as compared to an unrealized loss of $2.6 million at December 31, 1998. These unrealized losses do not impact net income or regulatory capital but are recorded as adjustments to shareholders' equity, net of related deferred income taxes. Unrealized losses, net of related deferred income taxes, are a component of the Company's "Comprehensive Income" contained in the Consolidated Statement of Changes in Shareholders' Equity. The Company does not consider any of the unrealized losses to be other than temporary.

   The assets in the REMIC generally consist of residential mortgages with original maturities in excess of 10 years. Although the REMIC has a five year term, the REMIC security has been included in the above table based on the maturity characteristics of the underlying assets.

Loans

Residential real estate loans (including loans held for sale) averaged $1.9 billion in 1999 compared to $3.2 billion in 1998, a decrease of 42%. The decrease in the 1999 average balance resulted primarily from the discontinuation of the correspondent mortgage business in January 1999 and the securitization of $633 million of residential real estate loans.

   Commercial real estate loans averaged $1.7 billion in 1999 and $1.6 billion in 1998, an 8% increase. The Company is continuing to focus on lending to small and medium size business customers within its geographic markets. These loans consist of loans secured by income-producing commercial real estate, service industry real estate, multi-family residential real estate and retail trade real estate, as well as loans for the acquisition, development and construction of such commercial real estate.

   Commercial loans and leases averaged $1.2 billion in 1999 and $1.1 billion in 1998, an increase of 13%. All of these loans are originated through subsidiaries. Commercial business leases are direct equipment leases, primarily office equipment, and amounted to $51.2 million at December 31, 1999.


   Consumer loans and leases averaged $2.2 billion in 1999 and $2.0 billion in 1998, an increase of 7%. The growth in consumer loans was primarily in indirect automobile loans and home equity loans. Mobile home loans continue to decline, reflecting the Company's strategy to emphasize other types of consumer loans. The Company has ceased originating automobile lease receivables. Automobile lease receivables acquired through the CFX acquisition totaled $59.8 million at December 31, 1999 compared to $96.9 million at December 31, 1998. The Company had classified these receivables as held for sale during most of 1998, but transferred the balance to portfolio in December 1998 at the lower of cost or market value. Although the Company had negotiated with several interested parties to sell the portfolio, it was determined to be more advantageous to hold the portfolio until maturity.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries

TABLE 8 - SCHEDULED CONTRACTUAL AMORTIZATION OF LOANS AT DECEMBER 31, 1999

The following table sets forth the scheduled contractual amortization of the Company's loan portfolio at December 31, 1999, as well as the amount of loans which are scheduled to mature after one year which have fixed or adjustable interest rates. Demand loans, loans having no schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less.

                                  Residential          Commercial           Commercial         Consumer
                                  Real Estate          Real Estate        Business Loans       Loans and
(Dollars in Thousands)               Loans               Loans             and Leases            Leases             Total
----------------------               -----               -----             ----------            ------             -----
Amounts due:
   Within one year               $  113,798          $  773,287          $  727,551          $  793,658          $2,408,294
   After one year
     through five years             179,951             551,962             372,103           1,268,375           2,372,391
   Beyond five years              1,116,745             470,514             191,717             284,998           2,063,974
                                 ----------          ----------          ----------          ----------          ----------
   Total                         $1,410,494          $1,795,763          $1,291,371          $2,347,031          $6,844,659
                                 ==========          ==========          ==========          ==========          ==========
Interest rate terms on amounts
    due after one year
     Fixed                       $  807,116          $  758,009          $  385,989          $1,402,042          $3,353,156
     Adjustable                     489,580             264,467             177,831             151,331           1,083,209


TABLE 9 - COMPOSITION OF LOAN PORTFOLIO

The following table sets forth the composition of the Company's loan portfolio at the dates indicated.

                                                                          December 31,
                                                                          ------------
                                                  1999                            1998                           1997
                                                  ----                            ----                           ----
                                                         % of                             % of                          % of
(Dollars in Thousands)                    Amount         Loans           Amount           Loans          Amount         Loans
----------------------                   ------          -----           ------           -----          ------         -----
Residential real estate loans          $1,410,494        20.60%         $2,230,615        31.47%       $2,908,834       39.47%
Commercial real estate loans:
   Permanent first mortgage loans       1,674,369        24.46           1,463,222        20.64         1,459,330       19.80
   Construction and development           121,394         1.78             158,668         2.24           131,275        1.78
                                       ----------       ------          ----------       ------        ----------      ------
   Total                                1,795,763        26.24           1,621,890        22.88         1,590,605       21.58
                                       ----------       ------          ----------       ------        ----------      ------
Commercial loans and leases             1,291,371        18.87           1,146,242        16.17         1,003,129       13.61
Consumer loans and leases               2,347,031        34.29           2,089,284        29.48         1,868,056       25.34
                                       ----------       ------          ----------       ------        ----------      ------
Total loans receivable                  6,844,659       100.00%          7,088,031       100.00%        7,370,624      100.00%
                                                        ======                           ======                        ======
Allowance for loan and
 lease losses                             107,871                          110,561                        112,064
                                       ----------                       ----------                     ----------
Net loans receivable                   $6,736,788                       $6,977,470                     $7,258,560
                                       ==========                       ==========                     ==========

                                                                       December 31,
                                                                       ------------
                                                    1996                               1995
                                                    ----                               ----
                                                           % of                                   % of
(Dollars in Thousands)                   Amount            Loans              Amount              Loans
----------------------                   ------            -----              ------              -----
Residential real estate loans          $2,340,743           38.89%         $1,838,423              38.19%
Commercial real estate loans:
   Permanent first mortgage loans       1,316,450           21.88           1,144,794              23.78
   Construction and development            85,078            1.41              64,092               1.33
                                       ----------          ------          ----------             ------
   Total                                1,401,528           23.29           1,208,886              25.11
                                       ----------          ------          ----------             ------
Commercial loans and leases               827,766           13.75             686,129              14.25
Consumer loans and leases               1,448,718           24.07           1,080,577              22.45
                                       ----------          ------          ----------             ------
Total loans receivable                  6,018,755          100.00%          4,814,015             100.00%
                                                           ======                                 ======
Allowance for loan and
 lease losses                             106,769                              98,833
                                       ----------                       -------------

Net loans receivable                   $5,911,986                       $   4,715,182
                                       ==========                       =============

ASSET QUALITY

General

The Company monitors its asset quality with lending and credit policies which require the regular review of its portfolio. The Company maintains an internal rating system which provides a mechanism to regularly monitor the credit quality of its loan portfolio.

         The Company's residential loan portfolio accounted for 21% of the total loan portfolio at December 31, 1999, down from 31% at the end of 1998. The decrease in 1999 resulted primarily from the securitization of $633 million of residential real estate loans, as well as increased levels of prepayments, particularly early in the year. The Company's strategy generally is to originate fixed-rate residential loans for sale to investors in the secondary market. The Company's residential loans are generally secured by single-family homes (one-to-four units) and have a maximum loan to value ratio of 80%, unless they are protected by mortgage insurance. At December 31, 1999, 0.78% of the Company's residential loans were nonperforming, as compared to 0.44% at December 31, 1998. In dollar terms, residential nonperforming loans have only increased $1.1 million. However, many of the higher quality loans have been sold, securitized or have prepaid.

         The Company's commercial real estate loan portfolio accounted for 26% of the total loan portfolio at December 31,1999, compared to 23% at December 31, 1998. This portfolio consists primarily of loans secured by income-producing commercial real estate (including office and industrial buildings), service industry real estate (including hotels and health care facilities), multi-family (over four units) residential properties and food stores. At December 31, 1999, 0.82% of the Company's commercial real estate loans were nonperforming, as compared to 1.23% at December 31, 1998.

Peoples Heritage Financial Group, Inc. and Subsidiaries

         The Company's commercial business loan portfolio accounted for 19% of the total loan portfolio at December 31, 1999, compared to 16% at December 31, 1998. Commercial business loans and leases are generally made to small to medium size businesses located within the Company's geographic market area. These loans are not concentrated in any particular industry, but reflect the broad-based economy of New England. Commercial loans consist primarily of loans secured by various equipment, machinery and other corporate assets, as well as loans to provide working capital to business in the form of lines of credit. At December 31, 1999, 1.16% of the Company's commercial business loans were nonperforming, as compared to 1.38% at December 31, 1998.

         Consumer loans and leases accounted for 34% of the Company's total loan portfolio at December 31, 1999, compared to 29% at December 31, 1998. The Company has a diversified consumer loan portfolio which included $910.0 million of automobile loans and leases, $930.0 million of home equity loans, $167.2 of mobile home loans, $137.9 million of education loans and $35.1 million of boat and recreational vehicle loans. The increase over the prior year was due primarily to growth in automobile and home equity loans. The growth is consistent with the Company's strategy to provide a full range of financial services to its customers and to originate loans which are short-term and offer a higher yield than longer-term mortgage loans. At December 31, 1999, 0.22% of the Company's consumer loans were nonperforming, as compared to 0.52% at December 31, 1998.

Nonperforming Assets

Nonperforming assets consist of nonperforming loans (which do not include accruing loans 90 days or more overdue) and other real estate owned and repossessed assets. Total nonperforming assets as a percentage of total assets decreased to 0.40% at December 31, 1999 compared to 0.56% at December 31, 1998. In addition, total nonperforming assets as a percentage of total loans and other nonperforming assets was 0.82% and 0.95% at December 31, 1999 and 1998, respectively. See Table 11 for a summary of nonperforming assets for the last five years.

         The Company continues to focus on asset quality issues and to allocate significant resources to the key asset quality control functions of credit policy and administration and loan review. The collection, workout and asset management functions focus on the reduction of nonperforming assets. Despite the ongoing focus on asset quality and reductions of nonperforming asset levels, there can be no assurance that adverse changes in the real estate markets and economic conditions in the Company's primary market areas will not result in higher nonperforming asset levels in the future and negatively impact the Company's operations through higher provisions for loan losses, net loan chargeoffs, decreased accrual of interest income and increased noninterest expenses as a result of the allocation of resources to the collection and workout of nonperforming assets.

         It is the policy of the Company to generally place all commercial real estate loans and commercial business loans and leases which are 90 days or more past due, unless secured by sufficient cash or other assets immediately convertible to cash, on nonaccrual status. Residential real estate loans and consumer loans and leases are placed on nonaccrual status generally when in management's judgment the collectibility of interest and/or principal is doubtful. At December 31, 1999, the Company had $10.5 million of accruing loans which were 90 days or more delinquent, as compared to $22.0 million and $8.8 million of such loans at December 31, 1998 and 1997, respectively. The increase at year end 1998 was primarily attributable to an increase in residential real estate loans over 90 days delinquent, which were well secured and in the process of collection.

         It is also the policy of the Company to place on nonaccrual and therefore nonperforming status loans currently less than 90 days past due or performing in accordance with their terms but which in management's judgment are likely to present future principal and/or interest repayment problems and which thus ultimately would be classified as nonperforming.

Net Charge-offs

Net charge-offs were $16.8 million during 1999, as compared to $15.9 million in 1998. Net charge-offs in 1999 represented 0.24% of average loans and leases outstanding, as compared to 0.20% in 1998. Decreased gross charge-offs in 1999 compared to 1998 were primarily due to real estate loans, while decreased recoveries related primarily to commercial real estate loans. See Table 3.

TABLE 10 - NET CHARGE-OFFS AS A PERCENT OF AVERAGE LOANS OUTSTANDING

The following table sets forth net charge-offs to average loans outstanding by type of loan during the periods indicated.

                                 Net Charge-offs to
                              Average Loans Outstanding
                              -------------------------
                                1999          1998
                                ----          ----

  Real estate loans             0.08%         0.07%
  Commercial business
    loans and leases            0.14          0.28
  Consumer loans and leases     0.56          0.49
    Total                       0.24          0.20

See Table 3 for more information concerning charge-offs and recoveries during each of the past five years.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries

TABLE 11 - FIVE YEAR SCHEDULE OF NON-PERFORMING ASSETS

The following table sets forth information regarding nonperforming assets at the dates indicated.

                                                                            December 31,
                                            -----------------------------------------------------------------------------
(Dollars in Thousands)                      1999              1998              1997              1996             1995
----------------------                      ----              ----              ----              ----             ----
Residential real estate loans:
   Nonaccrual loans                        $11,046          $ 9,917           $16,534           $12,098           $15,451
   Troubled debt restructurings                 -                -                 -                 -                 -
                                           -------           ------           -------           -------           -------
      Total                                 11,046            9,917            16,534            12,098            15,451
                                           -------           ------           -------           -------           -------
Commercial real estate loans:
   Nonaccrual loans                         13,699           19,944            21,124            21,928            25,570
   Troubled debt restructurings              1,002                6             3,428             4,332             7,925
                                           -------           ------           -------           -------           -------
      Total                                 14,701           19,950            24,552            26,260            33,495
                                           -------           ------           -------           -------           -------
Commercial business loans and leases:
   Nonaccrual loans                         14,944           14,920            15,669            11,400             9,892
   Troubled debt restructurings                 82              874               114               615             1,897
                                           -------           ------           -------           -------           -------
      Total                                 15,026           15,794            15,783            12,015            11,789
                                           -------           ------           -------           -------           -------
Consumer loans:
   Nonaccrual loans                          5,115           10,865             8,658             5,618             4,143
   Troubled debt restructurings                 -                -                 -                 -                 -
                                           -------           ------           -------           -------           -------
      Total                                  5,115           10,865             8,658             5,618             4,143
                                           -------           ------           -------           -------           -------
Total nonperforming loans:
   Nonaccrual loans                         44,804           55,646            61,985            51,044            55,056
   Troubled debt restructurings              1,084              880             3,542             4,947             9,822
                                           -------           ------           -------           -------           -------
      Total                                 45,888           56,526            65,527            55,991            64,878
                                           -------           ------           -------           -------           -------

Other nonperforming assets:
   Other real estate owned, net
      of related reserves                    7,642            7,030             8,367            14,611            15,997
   Repossessions, net of related reserves    2,826            3,624             3,218             2,107             1,553
                                           -------           ------           -------           -------           -------
      Total                                 10,468           10,654            11,585            16,718            17,550
                                           -------           ------           -------           -------           -------

Total nonperforming assets                 $56,356          $67,180           $77,112           $72,709           $82,428
                                           =======          =======           =======           =======           =======

Accruing loans 90 days overdue             $10,484          $21,962            $8,786            $8,466            $4,999
                                           =======          =======            ======           =======           =======

Total nonperforming loans as a
   percentage of total loans                  0.67%            0.80%             0.89%             0.93%             1.35%
Total nonperforming assets as a
   percentage of total assets                 0.40%            0.56%             0.68%             0.78%             1.10%
Total nonperforming assets as a
   percentage of total loans
   and other non-performing assets            0.82%            0.95%             1.04%             1.20%             1.71%

Peoples Heritage Financial Group, Inc. and Subsidiaries

Deposits

Average interest-bearing deposits decreased 2% during 1999 to $6.9 billion. Average retail certificates of deposit decreased $123 million during 1999 to $3.3 billion. The average rate paid on certificates of deposit decreased in 1999 from 5.43% in 1998 to 4.99%. See Table 13 for the scheduled maturities of certificates of deposits of $100,000 or more. As part of its overall funding strategy, the Company uses deposits obtained through investment banking firms which obtain funds from their customers for deposit with the Company ("brokered deposits"). These brokered deposits (which include short-term certificates of deposit and money market accounts) averaged $180 million and $283 million in 1999 and 1998, respectively. The average rate paid on brokered deposits was 5.37% in 1999 compared to 5.83% in 1998. Other interest-bearing deposits (savings, NOW and money market accounts) increased 3% in 1999 to $3.4 billion from $3.3 billion in 1998. The average rate paid on these deposits declined from 2.47% in 1998 to 2.25% in 1999.

   Average demand deposit accounts increased 7% in 1999 to $1.3 billion from $1.2 billion in 1998. The increase in demand deposits was consistent with the Company's increased marketing of these lower-cost accounts.

TABLE 12 - CHANGE IN DEPOSIT BALANCES BY CATEGORY OF DEPOSITS

The following table presents the changes in the balances of deposits outstanding at the dates indicated

                                                   Year Ended December 31,                               1999-1998 Change
                                     -----------------------------------------------                -------------------------
(Dollars in Thousands)                   1999              1998               1997                    Amount          Percent
----------------------                   ----              ----               ----                    ------          -------
Demand deposits                       $1,311,112        $1,305,737        $1,155,327                 $  5,375           0.41%
Money market access/NOW accounts       2,232,891         2,073,793         1,824,397                  159,098           7.67%
Savings accounts                       1,237,092         1,284,074         1,353,249                  (46,982)         (3.66%)
Certificates of deposit                3,159,864         3,455,541         3,451,813                 (295,677)         (8.56%)
Brokered deposits                        173,798           257,570           249,990                  (83,772)        (32.52%)
                                      ----------        ----------        ----------                ---------         ------
   Total deposits                     $8,114,757        $8,376,715        $8,034,776                ($261,958)         (3.13%)
                                      ==========        ==========        ==========                =========         ======

TABLE 13 - MATURITY OF CERTIFICATES OF DEPOSIT OF $100,000 OR MORE AT DECEMBER 31, 1999

The following table sets forth the scheduled maturity of certificates of deposit of $100,000 or more at December 31, 1999.

(Dollars in Thousands)         Balance            Percent
----------------------         -------            -------
3 months or less               $252,580            38.21%
Over 3 to 6 months              181,092            27.39
Over 6 to 12 months             144,229            21.82
More than 12 months              83,167            12.58
                               --------           ------
                               $661,068           100.00%
                               ========           ======


Other Funding Sources

Average borrowed funds for 1999 were $4.0 billion, compared with $2.3 billion in 1998. The increase funded higher levels of investment securities. The Company's primary sources of funds, other than deposits, are securities sold under repurchase agreements and advances from the Federal Home Loan Bank of Boston ("FHLB"). Average FHLB borrowings increased because growth in average earning assets exceeded growth in deposits. FHLB collateral consists primarily of first mortgage loans secured by 1-4 family properties, certain unencumbered securities and other qualified assets. At December 31, 1999, FHLB borrowings amounted to $3.7 billion. The Company's additional borrowing capacity with the FHLB at December 31, 1999 was approximately $842 million. See Note 11 to the Consolidated Financial Statements.

         At December 31, 1999 and 1998, securities sold under repurchase agreements amounted to $1.1 billion and $592.0 million, respectively, and were collaterallized by mortgage-backed securities and U.S. Government obligations. See Note 10 to the Consolidated Financial Statements.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries

RISK MANAGEMENT

         The Company considers risk management to be an utmost priority. The primary goal of the risk management program is to determine how certain existing or emerging issues facing the Company or the financial services industry affect the nature and extent of risks. Based on a periodic self-evaluation, the Company determines key issues and develops plans and or objectives to address risk. The Board and management believe that there are seven applicable "risk categories," consisting of credit risk, interest rate risk, liquidity risk, transaction risk, compliance risk, strategic risk and reputation risk. Each risk category is viewed from a quantity of risk perspective (high, medium or low) coupled with a quality of risk perspective. In addition, an aggregate level of risk is assigned to the Company as a whole as well as the direction of risk (stable, increasing or decreasing). Each risk category and the overall risk level is compared to regulatory views on a regular basis and then reported to the Board of Directors (the "Board") with an accompanying explanation as to why any differences exist. The risk program includes risk identification, risk measurement, risk control and risk monitoring.

         The Board has established the overall strategic direction of the Company. It approves the overall risk policies of the Company and oversees the overall risk management process for the Company. The Board has delegated authority to three Board Committees consisting of Audit, Board Risk Management and Asset Review Committees and has charged each Committee with overseeing key risks. The Executive Risk Management Committee, which reports to the Board, evaluates the seven key risk areas of the Company and makes recommendations to the Board Risk Management Committee.

ASSET LIABILITY MANAGEMENT

The goal of asset-liability management is the prudent control of market risk, liquidity and capital. Asset-liability management is governed by policies reviewed and approved annually by the Board and monitored periodically by a committee of the Board. The Board delegates responsibility for asset-liability management to the corporate Liquidity and Funds Management Committee ("LFMC"), which is comprised of members of senior management and sets strategic directives that guide the day-to-day asset-liability management activities of the Company. The LFMC also reviews and approves all major risk, liquidity and capital management programs.

Market Risk

Market risk is the sensitivity of income to changes in interest rates, foreign exchange rates, commodity prices, and other market-driven rates or prices. The Company has no trading operations and thus is only exposed to non-trading market risk.

         Interest-rate risk, including mortgage prepayment risk, is by far the most significant non-credit risk to which the Company is exposed. Interest-rate risk is the sensitivity of income to changes in interest rates. Changes in interest rates, as well as fluctuations in the level and duration of assets, affect net interest income, the Company's primary source of revenue. This risk arises directly from the Company's core banking activities - lending, deposit gathering and loan servicing. In addition to directly impacting net interest income, changes in the level of interest rates can also affect, (i) the amount of loans originated and sold by the institution, (ii) the ability of borrowers to repay adjustable or variable rate loans, (iii) the average maturity of loans,
(iv) the rate of amortization of capitalized mortgage servicing rights and premiums paid on securities, (v) the amount of unrealized gains and losses on securities available for sale and (vi) the value of the company's investment securities and mortgage loans and the resultant ability to realize gains on the sale of such assets.

         The primary objective of interest-rate risk management is to control the Company's exposure to interest-rate risk both within limits approved by the Board of Directors and guidelines established by the LFMC. These limits and guidelines reflect the Company's tolerance for interest-rate risk over both short-term and long-term horizons. The Company controls interest-rate risk by identifying, quantifying and, where appropriate, hedging its exposure.

         The Company quantifies and measures interest-rate exposures using a model to dynamically simulate net-interest income under various interest rate scenarios over 12 months. Simulated scenarios include deliberately extreme interest rate "shocks" and more gradual interest rate "ramps." Key assumptions in these simulation analyses relate to behavior of interest rates and spreads, the growth or shrinkage of product balances and the behavior of interest rates and spreads, the growth or shrinkage of product balances and the behavior of the Company's deposit and loan customers. The most material assumption relates to the prepayment of mortgage assets (including mortgage loans, securities and mortgage servicing rights). The risk of prepayment tends to increase when interest rates fall. Since future prepayment behavior of loan customers is uncertain, the resultant interest rate sensitivity of loan assets cannot be determined exactly. Complicating management's efforts to measure interest rate risk is the uncertainty of the maturity, repricing and/or runoff of some of the Company's assets and liabilities.

         To cope with these uncertainties, management gives careful attention to its assumptions. For example, many of the Company's interest-bearing deposit products (e.g. interest checking, savings and money market deposits) have no contractual maturity and based on historical experience have only a limited sensitivity to movements in market rates. Because management believes it has some control with respect to the extent and timing of rates paid on non-maturity deposits, certain assumptions regarding rate changes are built in to the model. In the case of prepayment of mortgage assets, assumptions are derived from published dealer median prepayment estimates for comparable mortgage loans.

         The Company manages the interest-rate risk inherent in its core banking operations primarily using on-balance sheet instruments, mainly fixed-rate portfolio securities and borrowed fund maturities. When appropriate, the Company will utilize off-balance sheet interest rate instruments such as interest-rate swaps, forward-rate agreements, options, options on swaps and exchange traded futures and options. The Company owns an interest-rate floor with a notional amount of $10 million, expiring in 2000, which was purchased to protect certain rate sensitive assets against falling interest rates. The Company has no direct or contingent liability as a result of this floor.

         The Board's policy on interest-rate risk simulation specifies that if interest rates were to shift immediately up or down 200 basis points, estimated net interest income for the subsequent 12 months should decline by less than 10%. The Company was in compliance with this limit at December 31, 1999. The Company also monitors gradual changes in market interest rates, which it believes better represents its exposure to net interest income. The following table reflects the estimated percentage exposure of the Company's net interest income for the 12 months following the date indicated assuming a gradual shift in market interest rates of 100 and 200 basis points, respectively.

Peoples Heritage Financial Group, Inc. and Subsidiaries

                      200 Basis Point      100 Basis Point     100 Basis Point      200 Basis Point
                        Rate Increase       Rate Increase       Rate Decrease         Rate Decrease
                        -------------       -------------       -------------         -------------
December 31, 1999          (3.11%)               (2.22%)              1.65%                0.90%
                          ========              =======              =======              =======

December 31, 1998          (0.27%)                0.03%              (0.70%)              (1.61%)
                          ========              =======             ========             ========

The results implied in the above table indicate estimated changes in simulated net interest income for the subsequent 12 months assuming a gradual shift up or down in market rates of 100 and 200 basis points across the entire yield curve. Assuming a downward shift in rates, savings, money market and NOW accounts have implied interest rate floors and it is assumed that the related interest expense on these accounts will not decrease in proportion to the downward shift in rates. Assuming an upward shift in rates of 200 basis points, the simulated increase in interest income would be less than the simulated increase in interest expense as the Company's fixed-rate earning assets exceed its fixed-cost paying liabilities. It should be emphasized, however, that the results are dependent on material assumptions such as those discussed above.

         The Company uses interest rate floors and various cash instruments to mitigate the prepayment risk associated with mortgage servicing rights (see "Non-Interest Income" for further details). At December 31, 1999, the Company had $200 million notional amount in CMT floors and $20 million in U.S. Treasury obligations and $20 million in principal only strips. See Note 14 to the Consolidated Financial Statements. For mortgage servicing rights, the adverse impact of current movements in interest rates on expected future cash flows must be recognized immediately through an adjustment to their carrying value. If interest rates decline, estimated future fee income from mortgage servicing rights is reduced because of an expected increase in mortgage prepayments.

The following table sets forth the net exposure at the date indicated of the carrying value of mortgage servicing rights and identified hedge instruments assuming an immediate shift by the indicated amount in market interest rates.

                                             200 Basis Point      100 Basis Point      100 Basis Point      200 Basis Point
(Dollars in thousands)                       Rate Decrease        Rate Decrease        Rate Increase        Rate Increase
----------------------                       -------------        -------------        -------------        -------------
December 31, 1999
   Mortgage servicing rights                    ($20,400)             ($7,700)              $6,100               $8,600
   Interest rate floors                            8,000                2,600               (1,000)              (1,100)
   Other cash instruments                         14,380                5,400               (3,700)              (6,664)
                                                --------              -------              -------               ------
   Net exposure                                   $1,980                 $300               $1,400                 $836
                                                ========              =======              =======               ======


         The foregoing estimates of the effects of specified changes in interest rates on the Company's net interest income and the carrying value of its mortgage servicing rights and hedge instruments are based on various assumptions, as discussed above, which approximate actual experience and which management of the Company considers to be reasonable. The effects of changes in interest rates on the Company could vary substantially if different assumptions were used or actual experience differs from the historical experience on which the assumptions are based.

         The most significant factors affecting market risk exposure of net interest income during 1999 were (i) the increases in market interest rates,
(ii) changes in the composition of mortgage assets, (iii) increase and diversification of assets and off-balance sheet interest-rate instruments used to hedge mortgage servicing rights and (iv) changes in the composition of interest-bearing deposits and borrowings.

         The Company's earnings are not directly and materially impacted by movements in foreign currency rate or commodity prices. Virtually all transactions are denominated in the U.S. dollar. Movements in equity prices may have an indirect but modest impact on earnings by affecting the volume of activity or the amount of fees from investment-related businesses.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries

LIQUIDITY

On a parent-only basis, the Company does not have substantial commitments or debt service requirements. At December 31, 1999, such commitments consisted primarily of $68.8 million of junior subordinated debentures (including accrued interest) issued to a subsidiary, Peoples Heritage Capital Trust I, in connection with that subsidiary's issuance of 9.06% Capital Securities due 2027. See Notes 12 and 18 to the Consolidated Financial Statements. The principal sources of funds for the Company to meet parent-only obligations are dividends from its banking subsidiaries, which are subject to regulatory limitations. See
Note 13 to the Consolidated Financial Statements. Other sources of funds available to the Company on a parent-only basis include borrowings from public and private sources.

         For banking subsidiaries of the Company, liquidity represents the ability to meet both loan commitments and deposit withdrawals. Funds to meet these needs generally can be obtained by converting liquid assets to cash or by attracting new deposits or other sources of funding. Many factors affect a bank's ability to meet liquidity needs, including variations in the markets served, its asset-liability mix, its reputation and credit standing in the market and general economic conditions.

         In addition to traditional in-market deposit sources, banks have many other sources of liquidity, including proceeds from maturing securities and loans, the sale of securities, asset securitizations and other non-relationship funding sources, such as FHLB borrowings, senior or subordinated debt, commercial paper and wholesale purchased funds. Management believes that the high proportion of residential and installment consumer loans in its banks' loan portfolios also provides a significant amount of contingent liquidity through the conventional securitization programs that exist today.

         Management believes that the level of liquidity is sufficient to meet current and future funding requirements. For additional information regarding off-balance sheet risks and commitments, see Note 14 to the Consolidated Financial Statements.

CAPITAL

At December 31, 1999, shareholders' equity totaled $851.0 million or 6.11% of total assets, as compared to $901.1 million or 7.48% at December 31, 1998. The 6% decrease was primarily due to the $103.5 million net unrealized loss on securities available for sale, $54 million of stock repurchases (2,941,800 shares) and $49 million in dividends to shareholders, which were partially offset by the Company's net income during 1999.

         Capital guidelines issued by the Federal Reserve Board require the Company to maintain certain ratios. The Company's Tier 1 Capital, as defined by the Federal Reserve Board, was $912.5 million or 6.60% of average assets at December 31, 1999, compared to $875.7 million or 7.50% of average assets at December 31, 1998. The Company's regulatory capital ratios currently exceed all applicable requirements. See Note 13 to the Consolidated Financial Statements.

         The Company's banking subsidiaries also are subject to federal, and in certain cases, state regulatory capital requirements. At December 31, 1999, each of the Company's banking subsidiaries was deemed to be "well capitalized" under the regulations of the applicable federal banking agency and in compliance with applicable state regulatory capital requirements.

YEAR 2000

The Company has not experienced any significant disruptions to its financial or operating activities caused by a failure of its computerized systems resulting from Year 2000 issues. Management does not expect Year 2000 issues to have a material adverse effect on the Company's operations or financial results in 2000.

         The Company does not separately track the internal costs incurred for the Year 2000 expenses, except for the dedicated salary of the project coordinator. The vast majority of internal costs related to the payroll cost for staff assigned to the Year 2000 project team and Company personnel assigned to testing the changes resulting from the Year 2000 effort. The Company incurred approximately $2.0 million in incremental costs in 1999 for Year 2000 work. All Year 2000 costs were expensed as incurred and were funded out of the Company's operating cash flow.

IMPACT ON NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which sets accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. This Statement, which is effective for years beginning January 1, 2000, is not expected to have a significant impact on the Company's financial condition or results of operations. In May 1999, the FASB issued an exposure draft to amend SFAS No. 133 to defer the effective date to January 1, 2001.

FORWARD LOOKING STATEMENTS

Certain statements contained herein are not based on historical facts and are "forward-looking statements" within the meaning of Section 21A of the Securities Exchange Act of 1934. Forward-looking statements, which are based on various assumptions (some of which are beyond the Company's control), may be identified by reference to a future period or periods, or by the use of forward-looking terminology, such as "may," "will," "believe," "expect," "estimate," "anticipate," "continue," or similar terms or variations on those terms, or the negative of these terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, those related to the economic environment, particularly in the market areas in which the Company operates, competitive products and pricing, fiscal and monetary polices of the U.S. Government, changes in government regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management, asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

         The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Peoples Heritage Financial Group, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

                                                                                                     December 31,
                                                                                                     ------------
(In Thousands, Except Number of Shares and Per Share Data)                                1999                         1998
----------------------------------------------------------                                ----                         ----
ASSETS
Cash and due from banks                                                            $   398,759                  $   415,435
Federal funds sold and other short-term investments                                    203,789                      283,878
Securities available for sale, at market value                                       5,161,009                    2,986,131
Securities held to maturity, market value $519,725 in 1999
   and $245,555 in 1998                                                                541,332                      245,233
Loans held for sale, market value $67,220 in 1999
   and $518,299 in 1998                                                                 67,220                      517,754

Loans and leases                                                                     6,844,659                    7,088,031
   Less: Allowance for loan and lease losses                                           107,871                      110,561
                                                                                   -----------                  -----------
     Net loans and leases                                                            6,736,788                    6,977,470
                                                                                   -----------                  -----------
Premises and equipment                                                                 141,739                      144,574
Goodwill and other intangibles                                                         113,264                      124,363
Mortgage servicing rights                                                               46,829                       40,088
Bank owned life insurance                                                              228,423                       66,944
Other assets                                                                           280,376                      248,369
                                                                                   -----------                  -----------
   Total assets                                                                    $13,919,528                  $12,050,239
                                                                                   ===========                  ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
   Savings accounts                                                                $ 1,237,092                  $ 1,284,074
   Money market access and NOW accounts                                              2,232,891                    2,073,793
   Certificates of deposit (including certificates of $100 or more of
     $661,068 in 1999 and $679,330 in 1998)                                          3,159,864                    3,455,541
   Brokered deposits                                                                   173,798                      257,570
   Demand deposits                                                                   1,311,112                    1,305,737
                                                                                   -----------                  -----------
     Total deposits                                                                  8,114,757                    8,376,715

Securities sold under repurchase agreements                                          1,089,316                      591,970
Borrowings from the Federal Home Loan Bank of Boston                                 3,667,399                    1,936,585
Other borrowings                                                                        31,849                       25,659
Other liabilities                                                                       96,455                      118,182
                                                                                   -----------                  -----------
   Total liabilities                                                                12,999,776                   11,049,111
                                                                                   -----------                  -----------
Company obligated, mandatorily redeemable securities of subsidiary trust
   holding solely parent junior subordinated debentures                                 68,775                      100,000

Shareholders' equity:
   Preferred stock, par value $0.01; 5,000,000 shares authorized,
     none issued                                                                            -                            -
   Common stock, par value $0.01; 200,000,000 shares authorized,
     106,647,389 issued in 1999 and 106,648,585 in 1998                                  1,066                        1,066
   Paid-in capital                                                                     509,009                      509,473
   Retained earnings                                                                   530,002                      447,438
   Unearned compensation                                                                (1,690)                     (2,027)
   Accumulated other comprehensive income (loss):
     Net unrealized loss on securities available for sale                             (105,149)                     (1,651)
   Treasury stock at cost (4,465,600 shares in 1999 and 2,845,731 shares in 1998)      (82,261)                    (53,171)
                                                                                   -----------                  -----------
     Total shareholders' equity                                                        850,977                      901,128
                                                                                   -----------                  -----------
                                                                                   $13,919,528                  $12,050,239
                                                                                   ===========                  ===========

See accompanying notes to Consolidated Financial Statements.

Peoples Heritage Financial Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

                                                                                        Year Ended December 31,
                                                                                        -----------------------
(In Thousands, Except Number of Shares and Per Share Data)             1999                      1998                    1997
----------------------------------------------------------             ----                      ----                    ----
Interest and dividend income:
   Interest and fees on loans and leases                       $    579,196               $   669,991             $   590,000
   Interest and dividends on securities                             328,739                   167,468                 171,270
                                                                -----------                ----------              ----------
     Total interest and dividend income                             907,935                   837,459                 761,270
                                                                -----------                ----------              ----------
Interest expense:
   Interest on deposits                                             252,195                   284,935                 261,478
   Interest on borrowed funds                                       209,493                   126,051                  94,868
                                                                -----------                ----------              ----------
     Total interest expense                                         461,688                   410,986                 356,346
                                                                -----------                ----------              ----------

     Net interest income                                            446,247                   426,473                 404,924
Provision for loan and lease losses                                  14,100                    14,430                   6,391
                                                                -----------                ----------              ----------
     Net interest income after provision
       for loan and lease losses                                    432,147                   412,043                 398,533
                                                                -----------                ----------              ----------
Noninterest income:
   Customer services                                                 53,402                    40,982                  34,525
   Mortgage banking services                                         16,342                    27,202                  28,679
   Trust services                                                    14,605                    12,713                  10,365
   Investment advisory services                                       5,318                     3,877                   2,256
   Insurance commissions                                             20,289                    13,006                   1,899
   Bank owned life insurance                                         11,479                     3,705                   2,251
   Net securities gains                                                 281                     5,904                   2,571
   Other noninterest income                                           7,472                    11,297                  11,825
                                                                -----------                ----------              ----------
                                                                    129,188                   118,686                  94,371
                                                                -----------                ----------              ----------
Noninterest expense:
   Salaries and employee benefits                                   163,621                   164,888                 156,197
   Data processing                                                   28,043                    25,399                  19,833
   Occupancy                                                         27,278                    26,811                  24,741
   Equipment                                                         21,068                    20,621                  21,641
   Amortization of goodwill and deposit premiums                     11,778                    11,611                   8,743
   Distributions on securities of subsidiary trust                    6,678                     9,060                   8,351
   Advertising and marketing                                          9,456                    10,805                  10,998
   Special charges                                                   29,346                    39,172                  23,559
   Other noninterest expense                                         49,606                    52,631                  58,176
                                                                -----------                ----------              ----------
                                                                    346,874                   360,998                 332,239
                                                                -----------                ----------              ----------

Income before income tax expense                                    214,461                   169,731                 160,665
Applicable income tax expense                                        72,039                    56,907                  56,993
                                                                -----------                ----------              ----------
     Net income                                                $    142,422              $    112,824             $   103,672
                                                                ===========               ===========              ==========
Weighted average shares outstanding:
       Basic                                                    102,988,690               103,637,875             102,219,049
       Diluted                                                  104,112,038               105,767,728             104,722,008

Earnings per share:
       Basic                                                          $1.38                     $1.09                   $1.01
       Diluted                                                         1.37                      1.07                    0.99

See accompanying notes to Consolidated Financial Statements.

Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                                                                                              Accumulated
(In Thousands, Except                                                                 Compen-                       Other
Number of Shares                                     Par    Paid-in     Retained      sation       Treasury   Comprehensive
and Per Share Data)                                 Value   Capital     Earnings       ESOP         Stock      Income(Loss)  Total
------------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1996                $   1,044    $ 483,508    $ 319,253   $  (3,693)   $  (5,758)   $   1,360    $ 795,714
Net income                                          --           --      103,672          --           --                   103,672
Unrealized gains on securities,
   net of reclassification adjustment (1)           --           --           --          --           --        6,578        6,578
         Comprehensive income                                                                                               110,250
Common stock issued for
employee benefit plans                               7        4,846           --          --           --           --        4,853
Treasury stock issued for
employee benefit plans                              --           23       (1,042)        (98)       9,474           --        8,357
Treasury stock purchased                            --           --           --          --      (40,110)          --      (40,110)
Common stock issued for acquisitions                --           --        2,572          --        6,731           --        9,303
Payment in lieu of fractional shares                --           (5)          --          --           --           --           (5)
Decrease in unearned compensation                   --          901           --         668           --           --        1,569
Cash dividends paid                                 --           --      (43,669)         --           --           --      (43,669)
Common stock dividends declared                      1        1,761       (1,769)         --           --           --           (7)
                                             ---------    ---------    ---------   ---------    ---------    ---------    ---------
Balances at December 31, 1997                    1,052      491,034      379,017      (3,123)     (29,663)       7,938      846,255
Net income                                          --           --      112,824          --           --           --      112,824
Unrealized losses on securities,
    net of reclassification adjustment (1)          --           --           --          --           --       (9,589)      (9,589)
     Comprehensive income                                                                                                   103,235
Cancellation of CFX treasury
shares at acquisition                               (1)      (1,879)          --          --        1,880           --           --
Common stock issued for
employee benefit plans                              11       10,387           --        (545)          --           --        9,853
Treasury stock issued for
employee benefit plans                              --           --       (2,244)         --       12,615           --       10,371
Treasury stock purchased                            --           --           --          --      (38,003)          --      (38,003)
Common stock issued for
acquisitions                                         5        8,601           --          --           --           --        8,606
Payment in lieu of fractional
shares                                              (1)         (46)          --          --           --           --          (47)
Decrease in unearned
compensation                                        --        1,376           --       1,641           --           --        3,017
Cash dividends paid                                 --           --      (42,159)         --           --           --      (42,159)
                                             ---------    ---------    ---------   ---------    ---------    ---------    ---------
Balances at December 31, 1998                    1,066      509,473      447,438      (2,027)     (53,171)      (1,651)     901,128
Net income                                          --           --      142,422          --           --           --      142,422
Unrealized losses on securities
   net of reclassification adjustment (1)           --           --           --          --           --     (103,498)    (103,498)
     Comprehensive income                                                                                                    38,924
Premium on repurchase of
trust preferred securities                          --       (1,801)          --          --           --           --       (1,801)
Treasury stock issued for
employee benefit plans                              --           --      (11,258)         --       24,655           --       13,397
Treasury stock purchased                            --           --           --          --      (53,745)          --      (53,745)
Payment in lieu of
fractional shares                                   --           (4)          --          --           --           --           (4)
Decrease in unearned
compensation                                        --        1,341           --         337           --           --        1,678

Cash dividends paid                                 --           --      (48,600)         --           --           --      (48,600)
                                             ---------    ---------    ---------   ---------    ---------    ---------    ---------
Balances at December 31, 1999                $   1,066    $ 509,009    $ 530,002   ($  1,690)   ($ 82,261)   ($105,149)   $ 850,977
                                             =========    =========    =========   =========    =========    =========    =========
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                          December 31,
-----------------------------------------------------------------------------------------------------------------------------------
(1) Disclosure of reclassification amount (all amounts net of tax):         1999             1998                1997
-----------------------------------------------------------------------------------------------------------------------------------
Unrealized holding gains (losses) arising during the period                 ($103,315)       ($5,751)            $8,249
Less: reclassification adjustment
for net gains included in net income                                              183          3,838              1,671
                                                                            ---------        -------             ------
Net unrealized gains (losses) on securities                                 ($103,498)       ($9,589)            $6,578
                                                                            =========        =======             ======

See accompanying notes to Consolidated Financial Statements.

Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                    Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(Dollars In Thousands)                                         1999           1998           1997
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                               $   142,422    $   112,824        103,672
Adjustments to reconcile net income to net cash
 provided (used) by operating activities:
        Provision for loan and lease losses                   14,100         14,430          6,391
        Provision for depreciation                            19,538         19,196         19,025
        Amortization of goodwill and other intangibles        11,778         11,611          8,743
        Provision for deferred tax expense                     1,363         21,450         13,295
        ESOP and restricted stock expense                      1,678          3,017          1,569
        Net (gains) losses realized from sales of
                securities and consumer loans                   (281)        (5,904)        (2,484)
        Net (gains) losses realized from sales
                of loans held for sale (a component of
                mortgage banking services)                     2,532        (18,500)       (11,796)
        Earnings from bank owned life insurance              (11,479)        (3,705)        (2,251)
        Net decrease (increase) in mortgage
                Servicing rights                              (6,741)        20,550        (19,268)
        Proceeds from sales of loans held for sale           901,164      5,196,974      3,225,097
        Residential loans originated and purchased
                or sale                                     (453,162)    (5,289,607)    (3,420,896)
        Net decrease (increase) in interest and
                dividends receivable and other assets        (21,058)       (31,032)       (56,156)
        Net increase (decrease) in other liabilities          21,476        (17,281)       (11,801)
                                                         -----------    -----------    -----------
Net cash provided (used) by operating activities             623,330         34,023       (146,860)
                                                         -----------    -----------    -----------
Cash flows from investing activities:
        Proceeds from maturities and
                principal repayments
                of securities held to maturity                91,403         96,327        103,499
        Purchase of securities held to maturity                   --       (148,553)       (72,018)
        Proceeds from sales of securities available
                for sale                                      27,461        632,328        331,535
        Proceeds from maturities and principal
                repayments of securities available
                for sale                                   1,441,536      1,099,653        909,318
        Purchases of securities available for sale        (3,558,053)    (2,320,488)    (1,535,534)
        Net (increase) decrease in loans and leases         (406,153)       266,310     (1,109,716)
        Proceeds from sales of loans                              --             --         36,502
        Net additions to premises and equipment              (16,703)       (18,011)       (18,342)
        Purchase of bank owned life insurance               (150,000)            --             --
        Payment for acquisitions, net of
                cash acquired                                     --             --        (28,261)
                                                         -----------    -----------    -----------
Net cash used in investing activities                     (2,570,509)      (392,434)    (1,383,017)
                                                         -----------    -----------    -----------


Cash flows from financing activities:
        Net increase (decrease) in deposits                 (261,958)       341,939        551,062
        Net increase in securities sold under
                repurchase agreements                        497,346         28,490         80,472
        Proceeds from Federal Home Loan
                Bank of Boston borrowings                  4,760,000      3,585,930      1,884,655
        Payments on Federal Home Loan
                Bank of Boston borrowings                 (3,029,187)    (3,228,212)    (1,174,560)
        Net increase (decrease) in other borrowings            6,190            750         (8,584)
        Proceeds from issuance (repurchase) of
                securities of subsidiary trust               (33,026)            --         98,361
        Issuance of common stock                              13,394         18,563         13,198
        Purchase of treasury stock                           (53,745)       (38,003)       (40,110)
        Cash dividends paid to shareholders                  (48,600)       (42,159)       (43,669)
                                                         -----------    -----------    -----------
Net cash provided by financing activities                  1,850,414        667,298      1,360,825
                                                         -----------    -----------    -----------

Increase (decrease) in cash and cash equivalents             (96,765)       308,887       (169,052)
Cash and cash equivalents at beginning of period             699,313        390,426        559,478
Cash and cash equivalents at end of period               $   602,548    $   699,313    $   390,426
                                                         ===========    ===========    ===========

In conjunction with the purchase acquisitions detailed in Note 2 to the Consolidated Financial Statements, assets were acquired and liabilities were assumed as follows:


   Fair value of assets acquired                                                      $0         $10,615         $21,424
   Less liabilities assumed                                                            -           2,009          12,122
                                                                                    ----        --------         -------
   Net effect on capital                                                              $0          $8,606          $9,302
                                                                                    ====        ========         =======

--------------------------------------------------------------------------------
For the years ended December 31, 1999, 1998 and 1997, interest of $458,913, $418,509 and $349,112 and income taxes of $53,285, $35,273 and $43,026 were paid, respectively. During 1999, $632,735 of loans were transferred to securities held to maturity. During 1999 and 1998, $245,233 and $28,184 of investment securities were transferred to securities available for sale, respectively.

--------------------------------------------------------------------------------
See accompanying notes to Consolidated Financial Statements.

Peoples Heritage Financial Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts expressed in thousands, except share data)
-------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of Peoples Heritage Financial Group, Inc. (the "Company") and its subsidiaries conform to generally accepted accounting principles and to general practice within the banking industry. The Company's principal business activities are retail, commercial and mortgage banking as well as trust, investment advisory and insurance brokerage services, and are conducted through the Company's direct and indirect subsidiaries located in Maine, New Hampshire, Massachusetts and Connecticut, consisting of Peoples Heritage Bank, Bank of New Hampshire, Family Bank, FSB and Glastonbury Bank & Trust, respectively (collectively, the "Banks"), as well as wholly owned subsidiaries of the Banks. The Company and its subsidiaries are subject to competition from other financial institutions and are also subject to regulation of, and periodic examination by, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, the Maine Bureau of Banking, the New Hampshire Bank Commissioner and the Federal Reserve Board. The following is a description of the more significant accounting policies.

Financial Statement Presentation
The Consolidated Financial Statements include the accounts of Peoples Heritage Financial Group, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain amounts in prior periods have been reclassified to conform to the current presentation.
   The Consolidated Financial Statements have been restated to reflect the Company's acquisition of SIS Bancorp, Inc. on January 1, 1999 which was accounted for as a pooling-of-interests. In accordance with accounting requirements for pooling-of-interests business combinations, the financial statements of PHFG and SIS have been combined based on historical financial statements as previously reported by each company. See Note 2 - "Acquisitions".
   Assets held in a fiduciary capacity by subsidiary trust departments are not assets of the Company and, accordingly, are not included in the Consolidated Balance Sheets.
   In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan and lease losses, deferred tax assets and the valuation of mortgage servicing rights.








Cash and Cash Equivalents

The Company is required to comply with various laws and regulations of the Federal Reserve Bank which require that the Company maintain certain amounts of cash on deposit and is restricted from investing those amounts.
   For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks federal funds sold and other short-term investments minus federal funds purchased. Generally, federal funds are sold or purchased for one-day periods.

Securities
Investments in debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and reflected at amortized cost.
   Investments not classified as "held to maturity" are classified as "available for sale." Securities available for sale consist of debt and equity securities that are available for sale in response to changes in market interest rates, liquidity needs, changes in funding sources and other similar factors. These assets are specifically identified and are carried at market value. Changes in market value, net of applicable income taxes, are reported as a separate component of shareholders' equity and comprehensive income. When a decline in market value of a security is considered other than temporary, the loss is charged to net securities gains (losses) in the consolidated statements of income as a writedown.
   Premiums and discounts are amortized and accreted over the term of the securities on a level yield method adjusted for prepayments. Gains and losses on the sale of securities are recognized at the time of the sale using the specific identification method.

Loans
Loans are carried at the principal amounts outstanding adjusted by partial charge-offs and net deferred loan costs or fees. Except for residential real estate and consumer loans, loans are generally placed on nonaccrual status when they are past due 90 days as to either principal or interest, or when in management's judgment the collectibility of interest or principal of the loan has been significantly impaired. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months. Loans are classified as impaired when it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status and collateral value.
   Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount is amortized as an adjustment of the related loan's yield using the interest method over the contractual life of the related loans.
   Consumer lease financing loans are carried at the amount of minimum lease payments plus residual values, less unearned income which is amortized into interest income using the interest method.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained at a level determined to be adequate by management to absorb future charge-offs of loans and leases deemed uncollectable. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off, and reduced by charge-offs on loans and leases.
   Arriving at an appropriate level of allowance for loan and lease losses necessarily involves a high degree of judgment. Primary considerations in this evaluation are prior loan loss experience, the character and size of the loan portfolio, business and economic conditions and management's estimation of future potential losses. The Company evaluates the commercial loan portfolio by using a loan by loan analysis of a significant portion of "classified" loans and calculating a reserve requirement on these loans. Based on these results, loss factors are applied to the remaining portfolio to calculate a range of possible loan losses. Loss factors are calculated based on the assigned risk rating, and are regularly updated based on the Company's actual loss experience. Residential real estate and consumer loans are evaluated as a group by applying historical charge-off and recovery experience to the current outstanding balance in each loan category, with consideration given to loan growth over the preceding twelve months. Although management uses available information to establish the appropriate level of the allowance for loan and lease losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Bank Owned Life Insurance
Bank owned life insurance (BOLI) represents life insurance on the lives of certain employees. The Company is the beneficiary of the insurance policies. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in other income, and are not subject to income taxes. The cash value is included in other assets.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of related assets.
   Long-lived assets are evaluated periodically for impairment. An assessment of recoverability is performed prior to any writedown of the asset. If circumstances suggest that their value may be impaired, an expense would then be charged in the current period.

Goodwill and Other Intangibles
Goodwill is amortized on a straight-line basis over various periods not exceeding twenty years; core deposit premiums are amortized on a level-yield basis over the estimated life of the associated deposits. Goodwill and other intangible assets are reviewed for possible impairment when it is determined that events or changed circumstances may affect the underlying basis of the asset.

Mortgage Banking and Loans Held for Sale
Loans originated for sale are classified as held for sale. These loans are specifically identified and carried at the lower of aggregate cost or estimated market value. Forward commitments to sell residential real estate mortgages are contracts that the Company enters into for the purpose of reducing the market risk associated with originating loans for sale. Market value is estimated based on outstanding investor commitments or, in the absence of such commitments, current investor yield requirements.
   Gains and losses on sales of mortgage loans are determined using the specific identification method and recorded as mortgage sales income, a component of mortgage banking services income. The gains and losses resulting from the sales of loans with servicing retained are adjusted to recognize the present value of future servicing fee income over the estimated lives of the related loans. Purchased mortgage servicing rights are recorded at cost upon acquisition.
   Mortgage servicing rights are amortized on an accelerated method over the estimated weighted average life of the loans. Amortization is recorded as a charge against mortgage service fee income, a component of mortgage banking services income. The Company's assumptions with respect to prepayments, which affect the estimated average life of the loans, are adjusted periodically to reflect current circumstances. In evaluating the realizability of the carrying values of mortgage servicing rights, the Company assesses the estimated life of its servicing portfolio based on data which is disaggregated to reflect note rate, type and term on the underlying loans.
   Mortgage servicing fees received from investors for servicing their loan portfolios are recorded as mortgage servicing fee income when received. Loan servicing costs are charged to noninterest expenses when incurred.

Derivative Financial Instruments
The Company may purchase interest rate floors tied to the CMT index to mitigate the prepayment risk associated with mortgage servicing rights which are accounted for as trading instruments and are carried at fair value. Changes in fair value are reported as a component of mortgage banking income. The Company also utilizes Treasury options to modify its forward mortgage commitments. Changes in fair value of the options are included in the calculation of the carrying value of loans held for sale.

Investments in Limited Partnerships
The Company has several investments in tax advantaged limited partnerships. These investments are included in other assets and are amortized over the same period the tax benefits are expected to be received.

Pension, 401(k), and Other Employee Benefit Plans
The Company and its subsidiaries have defined benefit and defined contribution pension plans which cover most full-time employees. The benefits are based on years of service and the employee's career average earnings. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

   The Company maintains Section 401(k) savings plans for substantially all employees of the Company and its subsidiaries. Under the plans, the Company makes a matching contribution of a portion of the amount contributed by each participating employee, up to a percentage of the employee's annual salary. The plans allow for supplementary profit sharing contributions by the Company, at its discretion, for the benefit of participating employees.

The Company has a Profit Sharing Employee Stock Ownership Plan which is designed to invest primarily in Common Stock of the Company. Substantially all employees are eligible to participate in the Plan following one year of service. Employees may not make contributions to the Plan but may receive a discretionary contribution from the Company based on their pro-rata share of eligible compensation. The Company sponsors a leveraged employee stock ownership plan (the "ESOP"). The Company is required to make annual contributions to the ESOP equal to the ESOP's debt service and the unallocated shares are pledged as collateral for the debt. As the debt is repaid, shares are released from collateral and allocated to eligible employees. The Company accounts for this ESOP in accordance with AICPA SOP 93-6 "Employers' Accounting for Employee Stock Ownership Plans." Accordingly, the debt of the ESOP is recorded as long-term debt and the shares pledged as collateral are reported as unearned compensation on the balance sheet. As shares are released from collateral, the Company records compensation expense equal to the current market price of the shares, and the shares are treated as outstanding for purposes of calculating earnings per share.

Stock Compensation Plans
Statement of Financial Accounting Standards (SFAS No. 123), "Accounting for Stock-Based Compensation" encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The pro forma disclosures include the effects of all awards granted on or after January 1, 1995. See Note 15 - Stock Based Compensation Plans.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Income taxes are allocated to each entity in the consolidated group based on its share of taxable income.
   Tax credits generated from limited partnerships are reflected in earnings when realized for federal income tax purposes.

Earnings Per Share
Earnings per share have been computed in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per share have been calculated by dividing net income by weighted average shares outstanding before any dilution adjusted to exclude the weighted average number of unallocated shares held by the ESOP. Diluted earnings per share have been calculated by dividing net income by weighted average shares outstanding after giving effect to the potential dilution that could occur if the common stock equivalents were converted into common stock using the treasury stock method.

Segment Reporting
An operating segment is defined as a component of a business for which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and evaluate performance. The Company's primary business is banking, which provides over 90% of its revenues and profits. Banking services are provided within the framework of four community banks which have similar economic characteristics, products and services, distribution channels and regulatory environments. Accordingly disaggregated segment information is not presented.

                        Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------

2. ACQUISITIONS

On January 1, 1999, the Company completed the acquisition of SIS Bancorp, Inc. ("SIS"). Approximately 16,255,885 shares of common stock of the Company (the "Common Stock") were issued in connection with this acquisition, which was accounted for as a pooling-of-interests. SIS had total assets of $2.0 billion and shareholders' equity of $139 million at December 31, 1998.

During 1998, the Company completed the acquisition of three insurance agencies for an aggregate of 454,864 shares of Common Stock. These acquisitions were accounted for as purchases and, accordingly, the Company's financial statements reflect them from the date of acquisition. The Company recorded $9.3 million of goodwill in connection with these purchases. The acquired agencies have been integrated into the Company's existing insurance agency operations.

On April 10, 1998, the Company completed the acquisition of CFX Corporation ("CFX"). Approximately 32,796,280 shares of Common Stock were issued in connection with this transaction. At December 31, 1997, CFX had total assets of $2.9 billion and total shareholders' equity of $245.7 million. The acquisition of CFX was accounted for as a pooling-of-interests and, accordingly, financial information for all periods presented prior to the date of acquisition has been restated to present the combined financial condition and results of operations as if the acquisition had been in effect for all such periods.

In the fourth quarter of 1997, the Company purchased Atlantic Bancorp ("Atlantic"), the parent company of Atlantic Bank N.A. headquartered in Portland, Maine, for $70.8 million. Atlantic had total assets of $462.9 million and total shareholders' equity of $37.7 million. The Company recorded $34.7 million of goodwill with this transaction. During the same period, the Company also acquired all of the outstanding stock of MPN Holdings ("MPN"), the holding company of Morse, Payson & Noyes Insurance. The transaction was effected through the exchange of MPN stock for 445,678 shares of Common Stock and resulted in $7.8 million of goodwill. Both acquisitions were accounted for as purchases and, accordingly, the Company's financial statements reflect them from the date of acquisition.

The Company incurred various merger related and restructuring charges in connection with the foregoing acquisitions (collectively, "special charges"). On a pre-tax basis special charges amounted to $29.3 million, $39.2 million and $23.6 million in 1999, 1998 and 1997, respectively. For additional information, see Note 9 - Special Charges.

Pending Acquisition
On June 1, 1999 the Company entered into a definitive agreement to acquire Banknorth Group, Inc. ("Banknorth"). Banknorth is headquartered in Burlington, Vermont and has 100 offices located throughout Vermont, Massachusetts, New Hampshire and upstate New York. At December 31, 1999, Banknorth had total assets of $4.6 billion and total shareholders' equity of $341 million. Under the terms of the definitive agreement, shareholders of Banknorth will receive 1.825 newly issued shares of the Company's common stock (subject to adjustment as provided in the agreement) for each share of Banknorth common stock, plus cash in lieu of any fractional share interests. The definitive agreement is subject to the approval of the shareholders of both Banknorth and the Company, the receipt of requisite regulatory approvals and other customary closing conditions. The acquisition is expected to be accounted for using the pooling-of-interests method and close in the second quarter of 2000.

Peoples Heritage Financial Group, Inc. and Subsidiaries


3. SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY
A summary of the amortized cost and market values of securities available for sale and held to maturity follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                       Amortized     Gross Unrealized   Gross Unrealized        Market
                                                          Cost            Gains              Losses              Value
----------------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE
DECEMBER 31, 1999
U. S. Government obligations and obligations
   of U.S. Government agencies and corporations       $  534,720        $       18        ($  16,494)        $  518,244
Tax-exempt bonds and notes                                19,570                71              (149)            19,492
Other bonds and notes                                    240,754                42            (5,930)           234,866
 Mortgage-backed securities                            3,823,658             1,089          (121,976)         3,702,771
 Collateralized mortgage obligations                     453,930               176           (15,718)           438,388
                                                      ----------        ----------        ----------         ----------
   Total debt securities                               5,072,632             1,396          (160,267)         4,913,761
Federal Home Loan Bank of Boston stock                   221,335                --                --            221,335
Other equity securities                                   28,803                65            (2,955)            25,913
                                                      ----------        ----------        ----------         ----------
Total equity securities                                  250,138                65            (2,955)           247,248
                                                      ----------        ----------        ----------         ----------
      Total securities available for sale             $5,322,770        $    1,461        ($ 163,222)        $5,161,009
                                                      ==========        ==========        ==========         ==========

----------------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 1998:
U. S. Government obligations and obligations
   of U.S. Government agencies and corporations       $  352,422        $      701        ($     815)        $  352,308
Tax-exempt bonds and notes                                36,461               895                --             37,356
Other bonds and notes                                      3,201                42                --              3,243
Mortgage-backed securities                             2,232,978             3,439            (7,863)         2,228,554
Collateralized mortgage obligations                      200,774               882              (679)           200,977
                                                      ----------        ----------        ----------         ----------
   Total debt securities                               2,825,836             5,959            (9,357)         2,822,438
Federal Home Loan Bank of Boston stock                   123,706                --                --            123,706
Other equity securities                                   39,234             1,311              (558)            39,987
                                                      ----------        ----------        ----------         ----------
   Total equity securities                               162,940             1,311              (558)           163,693
                                                      ----------        ----------        ----------         ----------
      Total securities available for sale             $2,988,776        $    7,270        ($   9,915)        $2,986,131
                                                      ==========        ==========        ==========         ==========

----------------------------------------------------------------------------------------------------------------------------------

HELD TO MATURITY:
DECEMBER 31, 1999:
Real Estate investment conduit                          $541,332        $        0          ($21,607)         $519,725
                                                        --------          --------          --------          --------
   Total securities held to maturity                    $541,332        $        0          ($21,607)         $519,725
                                                        ========          ========          ========          ========
DECEMBER 31, 1998:
Other bonds and notes                                   $    330        $        0             ($  4)         $    326
Asset backed securities                                   65,350               328              (104)           65,574
Mortgage-backed securities                               168,554               541              (521)          168,574
Collateralized mortgage obligations                       10,999                90                (8)           11,081
                                                        --------          --------          --------          --------
      Total securities held to maturity                 $245,233          $    959            ($ 637)         $245,555
                                                        ========          ========          ========          ========

-------------------------------------------------------------------------------------------------------------------

                         Peoples Heritage Financial Group, Inc. and Subsidiaries

The amortized cost and market values of debt securities available for sale at December 31, 1999 by contractual maturities are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. At December 31, 1999, the Company had $251.4 million of securities available for sale with call provisions.

-------------------------------------------------------------------------------------------------------------------
                                              Available for Sale                   Held to Maturity
                                     Amortized Cost       Market Value    Amortized Cost     Market Value
-------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999:
Due in one year or less                 $   49,730        $   49,613        $        0        $        0
Due after one year through five years      451,981           445,068                --                --
Due after five years through
 ten years                                 268,085           259,807                --                --
Due after ten years                      4,302,836         4,159,273           541,332           519,725
                                        ----------        ----------        ----------        ----------
 Total debt securities                  $5,072,632        $4,913,761        $  541,332        $  519,725
                                        ==========        ==========        ==========        ==========

------------------------------------------------------------------------------
A summary of realized gains and losses on securities available for sale for 1999, 1998 and 1997 follows:
------------------------------------------------------------------------------
                                           Gross Realized
 -----------------------------------------------------------------------------

                                                Gains                        Losses
-------------------------------------------------------------------------------------------------------------------
                          1999                    $633                          $352
                          1998                   5,927                            23
                          1997                   5,322                         2,751
-------------------------------------------------------------------------------------------------------------------

4. LOANS AND LEASES
The Company's lending activities are conducted principally in New England. The principal categories of loans in the Company's portfolio are residential real estate loans, which are secured by single-family (one to four units) residences; commercial real estate loans, which are secured by multi-family (five or more units) residential and commercial real estate; commercial business loans and leases; and consumer loans and leases. A summary of loans and leases follows:


                                                          December 31,
                                                    1999                1998
-------------------------------------------------------------------------------------------------------------------
Residential real estate mortgages               $1,410,494            $2,230,615
Commercial real estate mortgages:
     Commercial real estate                      1,750,942             1,463,222
     Construction and development                   44,821               158,668
                                                ----------            ----------
                                                 1,795,763             1,621,890
Commercial business loans and leases             1,291,371             1,146,242
Consumer loans and leases                        2,347,031             2,089,284
                                                ----------            ----------
   Total loans and leases                       $6,844,659            $7,088,031
                                                ==========            ==========

-------------------------------------------------------------------------------
Loans and leases include unearned income and net deferred loan costs of $12.8 million and $11.4 million at December 31, 1999 and 1998, respectively.

Peoples Heritage Financial Group, Inc. and Subsidiaries

The following table sets forth information regarding nonperforming loans and accruing loans 90 days or more overdue at the dates indicated:

-------------------------------------------------------------------------------------------------------------------
                                                                              December 31,
-------------------------------------------------------------------------------------------------------------------
                                                             1999                        1998
-------------------------------------------------------------------------------------------------------------------
Residential real estate mortgages:
     Nonaccrual loans                                       $11,046                    $ 9,917
Commercial real estate loans:
     Nonaccrual loans                                        13,699                     19,944
     Troubled debt restructurings                             1,002                          6
                                                            -------                    -------
     Total                                                   14,701                     19,950
Commercial business loans and leases:
     Nonaccrual loans                                        14,944                     14,920
     Troubled debt restructurings                                82                        874
                                                            -------                    -------
      Total                                                  15,026                     15,794
Consumer loans:
     Nonaccrual loans                                         5,115                     10,865
Total nonperforming loans:
     Nonaccrual loans                                        44,804                     55,646
     Troubled debt restructurings                             1,084                        880
                                                            -------                    -------
     Total                                                  $45,888                    $56,526
                                                            =======                    =======
Accruing loans which are 90 days overdue                    $10,484                    $21,962
                                                            =======                    =======
-------------------------------------------------------------------------------------------------------------------

The ability and willingness of borrowers to repay loans is generally dependent on current economic conditions and real estate values within the borrowers' geographic areas.
   Interest income that would have been recognized for 1999 if nonperforming loans at December 31, 1999 had been performing in accordance with their original terms approximated $4.4 million.
   Impaired loans are commercial, commercial real estate, and individually significant mortgage and consumer loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. Nonaccrual loans include impaired loans and loans on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or on which payments of principal or interest have become contractually past due 90 days. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, if (i) it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan or (ii) the loan is not a commercial, commercial real estate or an individually significant mortgage or consumer loan. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Mortgage and consumer loans which are not individually significant are measured for impairment collectively. Loans that experience insignificant payment delays and insignificant shortfalls in payment amounts generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into the consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.
   At December 31, 1999 and 1998, total impaired loans were $44.0 million and $47.2 million, of which $20.4 million and $21.9 million had related allowances of $3.6 million and $7.6 million, respectively. During the years ended December 31, 1999 and 1998, the income recognized related to impaired loans was $3.9 million and $3.7 million respectively, and the average balance of outstanding impaired loans was $50.6 million and $44.0 million, respectively. The Company recognizes interest on impaired loans on a cash basis when the ability to collect the principal balance is not in doubt; otherwise, cash received is applied to the principal balance of the loan.

                                   Peoples Heritage Group, Inc. and Subsidiaries

5. ALLOWANCE FOR LOAN AND LEASE LOSSES

A summary of changes in the allowance for loan and lease losses follows:

--------------------------------------------------------------------------------------------------------
                                                                 Year Ended December 31,
--------------------------------------------------------------------------------------------------------
                                                      1999                  1998                  1997
--------------------------------------------------------------------------------------------------------
Balance at beginning of period                     $ 110,561             $ 112,064             $ 106,769
Allowance on acquired loans                               --                    --                 7,361
Provisions charged to operations                      14,100                14,430                 6,391
Loans and leases charged off                         (23,909)              (26,680)              (22,848)
Recoveries                                             7,119                10,747                14,391
                                                   ---------             ---------             ---------
Balance at end of period                           $ 107,871             $ 110,561             $ 112,064
                                                   =========             =========             =========
-------------------------------------------------------------------------------------------------------------------

6. PREMISES AND EQUIPMENT

A summary of premises and equipment follows:

--------------------------------------------------------------------------------------------------------
                                                         December 31,
--------------------------------------------------------------------------------------------------------
                                                  1999                 1998
--------------------------------------------------------------------------------------------------------
Land                                            $ 15,701            $ 17,537
Buildings and leasehold improvements             140,697             148,762
Furniture, fixtures and equipment                 139,896             137,450
                                                --------            --------
                                                 296,294             303,749
Less accumulated depreciation
   and amortization                              154,555             159,175
                                                --------            --------
                                                $141,739            $144,574
                                                ========            ========
--------------------------------------------------------------------------------------------------------


7. MORTGAGE SERVICING RIGHTS

An analysis of mortgage servicing rights for the years ended December 31, 1999, 1998 and 1997 follows:

-------------------------------------------------------------------------------------------------------------------
                                              Mortgage            Valuation              Total
                                             Servicing            Allowance
                                               Rights
-------------------------------------------------------------------------------------------------------------------
Balance as of
   December 31, 1996                          $ 41,370             $      0             $ 41,370
Mortgage servicing
   rights capitalized                           55,952                   --               55,952
Mortgage servicing rights acquired
   through acquisition                             586                   --                  586
Amortization charged against
   mortgage servicing fee income                (8,093)                  --               (8,093)
Impairment reserve charged
   against mortgage servicing
   fee income                                       --                   --                   --
Mortgage servicing rights sold                 (29,177)                  --              (29,177)
                                              --------             --------             --------
Balance as of
   December 31, 1997                          $ 60,638                   --             $ 60,638


Mortgage servicing
   rights capitalized                           80,816                   --               80,816
Amortization charged against
   mortgage servicing fee income               (14,370)                  --              (14,370)
Impairment reserve charged
   against mortgage servicing
   fee income                                       --              (11,086)             (11,086)
Mortgage servicing rights sold                 (75,910)                  --              (75,910)
                                              --------             --------             --------
Balance as of
   December 31, 1998                          $ 51,174              (11,086)            $ 40,088

Mortgage servicing
   rights capitalized                           14,268                   --               14,268
Amortization charged against
   mortgage servicing fee income                (11,021)                  --              (11,021)
Reduction of impairment reserve
   (credit to mortgage servicing
   fee income)                                      --                5,160                5,160
Mortgage servicing rights sold                  (1,666)                  --               (1,666)
                                              --------             --------             --------
Balance as of
   December 31, 1999                          $ 52,755             ($ 5,926)            $ 46,829
                                              ========             ========             ========

----------------------------------------------------------------------------------------------------
                                                                   December 31,
----------------------------------------------------------------------------------------------------
                                                1999                   1998                   1997
----------------------------------------------------------------------------------------------------
Residential real estate loans
   serviced for investors                     $3,621,848            $4,243,181           $6,149,111
                                              ==========            ==========           ===========

-----------------------------------------------------------------------------------------------------

The Company generally continues to service residential real estate mortgages after the loans have been sold into the secondary market. The Company pays the investor that purchased the loan a pass-through rate which is less than the interest rate the Company receives from the borrower. The difference is retained by the Company as a fee for servicing the residential real estate mortgages. The Company capitalizes mortgage servicing rights at their allocated cost, based on relative fair values upon sale of the related loans. The Company periodically sells residential mortgage servicing rights to other servicers.

Peoples Heritage Financial Group, Inc. and Subsidiaries

8. INCOME TAXES

The current and deferred components of income tax expense follow:

---------------------------------------------------------------------------------------------
                                         1999              1998               1997
---------------------------------------------------------------------------------------------
                  Current
                        Federal          $66,416          $31,209            $38,183
                        State              4,260            2,338              3,700
                  Deferred
                        Federal            1,337           19,448             14,060
                        State                 26            3,912              1,050
                                        --------        ---------            -------
                                         $72,039          $56,907            $56,993
                                        ========        =========            =======
-------------------------------------------------------------------------------------------------------------------

The following table reconciles the expected federal income tax expense (computed by applying the federal statutory tax rate to income before taxes) to recorded income tax expense:

----------------------------------------------------------------------------------------------------------------------
                                                                    1999                  1998                 1997
----------------------------------------------------------------------------------------------------------------------
Computed federal tax expense                                       $ 75,061             $ 59,406             $ 56,233
State income tax, net of federal benefits                             2,786                4,063                3,088
Benefit of tax-exempt income                                         (1,847)              (1,778)              (1,440)
Nondeductible merger expenses                                         1,635                2,691                1,854
Amortization of goodwill and other intangibles                        3,270                2,785                2,131
Low income/rehabilitation credits                                    (3,000)              (2,994)              (2,890)
Restructuring of legal entities within affiliated group                  --               (5,069)                  --
Increase in cash surrender value of life insurance                   (4,018)              (1,297)                (765)
Other, net                                                           (1,848)                (900)              (1,218)
                                                                   --------             --------             --------
Recorded income tax expense                                        $ 72,039             $ 56,907             $ 56,993
                                                                   ========             ========             ========
---------------------------------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities which are included in Other Assets and Other Liabilities, respectively, at December 31, 1999 and 1998 follow:

-------------------------------------------------------------------------------------------------------------------
                                                               1999                 1998
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Allowance for loan and lease losses                        $ 39,305            $ 40,115
   Reserve for mobile home dealers                                 806               1,404
   Accrued pension expense                                       1,115               4,902
   Difference of tax and book basis of OREO                        129                 229
   Interest accrued and payments received on
      non-performing loans for tax purposes                        760               1,408
   Compensation and employee benefits                            6,143               3,840
   Book reserves not yet realized for tax purposes                 478               1,629
   Unrealized depreciation on securities                        56,612                 995
   Employee stock awards                                            --                 501
   Investment tax credit carryforward                               --               2,245
   Other                                                           158               1,134
                                                              --------            --------
      Total gross deferred tax assets                          105,506              58,402
                                                              ========            ========
Deferred tax liabilities:
   Leases                                                       16,896              16,753
   Premises and equipment                                        7,817                 784
   Partnership investments                                       5,364               8,223
   Loans                                                         6,790               7,198
   Mortgage servicing                                           10,362              13,648
   Tax bad debt reserve                                            977               8,660
   Other                                                           350                 440
                                                              --------            --------
      Total gross deferred tax liabilities                      48,556              55,706
                                                              --------            --------
Net deferred tax asset (liability)                            $ 56,950            $  2,696
                                                              ========            ========
---------------------------------------------------------------------------------------------------------------------

                         Peoples Heritage Financial Group, Inc. and Subsidiaries

9. SPECIAL CHARGES

Special charges include merger expenses of $22.0 million, $39.2 million and $16.4 million in 1999, 1998 and 1997, respectively, and $7.4 million of costs to discontinue the correspondent mortgage lending business in 1999 and $7.2 million of charges related to exiting the lease securitization business (conducted through CFX Funding) in 1997. Special charges recorded in 1999 totaled $29.4 million (pre-tax) and $21.7 million (post-tax). The total pre-tax charges consisted of $33.2 million recorded in the first quarter of 1999 less reversal of previous merger charges of $3.9 million recorded in the fourth quarter of 1999. The $3.9 million reversal relates mainly to lower than anticipated payments for: severance, losses on lease residuals, legal fees and claims related to guarantees on a securitized lease portfolio and to higher than anticipated pension curtailment gain in connection with the SIS and CFX acquisitions.
    The following table summarizes special charges recorded in 1999 by type and shows the balance in the accrued liability account as of December 31, 1999 and 1998. These special charges related to the acquisitions of CFX and SIS and the discontinuance of the correspondent mortgage business.

---------------------------------------------------------------------------------------------------------------------------------
SIS MERGER
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           Non-Cash
                                       Original                      Amount                               Reductions
                           Balance     Expense       Expense       Included in                   Cash      Applied       Balance at
                           12/31/98    Recorded     Adjustment       Expense    Reallocations  Payments   to Reserve      12/31/99
---------------------------------------------------------------------------------------------------------------------------------
Severance costs               $     --     $ 10,890     $   (500)    $ 10,390    $   (613)    $ (9,777)    $     --     $     --
Pension curtailment gain                     (4,000)        (869)      (4,869)                      --        4,869           --
Data processing/
   systems integration              --        4,669           --        4,669        (395)      (4,274)          --           --
Professional fees                   --        2,978           --        2,978         219       (3,197)          --           --
Asset write-downs/
   lease terminations               --        1,800           --        1,800         749         (577)      (1,612)         360
Customer communications             --        1,100           --        1,100          13       (1,113)          --           --
Fund charitable foundation          --        3,000           --        3,000          --       (3,000)          --           --
Other exit costs                    --        1,621           --        1,621          27       (1,648)          --           --
                              --------     --------     --------     --------    --------     --------     --------     --------
                              $     --     $ 22,058     $ (1,369)    $ 20,689    $     --     $(23,586)    $  3,257     $    360
                              ========     ========     ========     ========    ========     ========     ========     ========

---------------------------------------------------------------------------------------------------------------------------------
CFX MERGER
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Non-Cash
                                    Original                      Amount                               Reductions
                         Balance     Expense       Expense      Included in                   Cash      Applied       Balance at
                        12/31/98    Recorded     Adjustment       Expense    Reallocations  Payments   to Reserve      12/31/99
---------------------------------------------------------------------------------------------------------------------------------
Severance costs            $ 32        $455          $ --           $455         $(385)       $(102)        $ --         $ --
Pension curtailment
  gain                       --          --          (515)          (515)           --           --          515           --
Data processing/
   systems integration       --         507            --            507            --         (507)          --           --
Professional fees            --         336            --            336            --         (336)          --           --
Asset write-downs/
   lease terminations        --       2,267        (1,156)         1,111          (100)        (308)       (297)          406
Customer communications      --          48            --             48            --          (48)         --            --
Other exit costs          1,131         200          (849)          (649)          485         (105)         --           862
                       --------     --------      --------       --------      --------     --------    --------     --------
                        $ 1,163      $3,813       $(2,520)         $1,293           $--      $(1,406)       $218       $1,268
                       ========     ========      ========       ========      ========     ========    ========     ========


---------------------------------------------------------------------------------------------------------------------------------
DISCONTINUANCE OF THE CORRESPONDENT LENDING BUSINESS
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Non-Cash
                                    Original                      Amount                               Reductions
                         Balance     Expense       Expense      Included in                   Cash      Applied       Balance at
                        12/31/98    Recorded     Adjustment       Expense    Reallocations  Payments   to Reserve      12/31/99
---------------------------------------------------------------------------------------------------------------------------------

Severance and salary
costs                       $ --     $1,986           $ --        $1,986          $264      $(2,250)       $ --         $ --
Professional fees             --      1,793             --         1,793          (678)      (1,115)         --           --
Asset write-downs             --      1,293             --         1,293            --           --      (1,293)          --
Correspondent losses          --        957             --           957           988       (1,945)         --           --
Other exit costs              --      1,335             --         1,335          (574)        (761)         --           --
                        --------   --------       --------      --------       --------     --------    --------     --------
                            $ --     $7,364           $ --        $7,364          $ --      $(6,071)    $(1,293)        $ --
                        ========   ========       ========      ========       ========     ========    ========     ========
-----------------------------------------------------------------------------------------------------------------------------------

Peoples Heritage Financial Group, Inc. and Subsidiaries

The severance payments made in connection with the SIS merger covered approximately 100 employees whose positions were eliminated as a result of the merger. Property and asset write-downs related to the SIS merger related mainly to duplicate facilities and fixed assets. Special charges were also recorded by SIS during the fourth quarter of 1998 totaling $3.8 million, which were related mainly to certain employee benefits which were fully vested as a result of the merger and certain professional fees. The special charges recorded in 1999 for CFX related mainly to higher write-downs of duplicate facilities and fixed assets and additional systems integration costs. The special charges recorded in connection with discontinuing the correspondent mortgage business included severance payments to terminated employees, professional and legal fees, write-off of remaining goodwill applicable to a prior acquisition of a mortgage company, and losses on sales of certain loans orginated by correspondents. Write-downs to estimated fair value were based on independent appraisals where practical and on management estimates for the remaining assets.

10. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

The details of securities sold under short term repurchase agreements follows:

                                       At or for the Year Ended December 31,
                                   ---------------------------------------------
                                      1999             1998              1997
Balance outstanding at
   end of period                   $1,089,316       $  591,970       $  566,988
Market value of collateral
   at end of period                 1,241,053          642,697          616,905
Amortized cost of collateral
   at end of period                 1,284,438          643,512          645,431
Average balance outstanding           567,100          571,834          541,545
Maximum outstanding
   at any month end
   during the period                1,089,316          619,866          666,669
Average interest rate
   during the period                     4.45%            4.74%            4.80%
Average interest rate at
   end of period                         4.75%            4.51%            5.06%


Securities sold under repurchase agreements generally have maturities of 270 days or less and are collateralized by mortgage-backed securities and U.S. Government obligations.

11. BORROWINGS FROM THE FEDERAL HOME LOAN BANK OF BOSTON

A summary of the borrowings from the Federal Home Loan Bank of Boston is as follows:

                      December 31, 1999
-----------------------------------------------------------
Maturity Dates        Principal Amounts      Interest Rates

       2000             $  524,445           4.70% - 6.49%
       2001                522,000           5.38% - 6.36%
       2002              2,090,120           5.12% - 6.97%
       2003                140,201           5.00% - 5.69%
       2004                235,268           5.30% - 7.11%
  2005-2018                155,365           3.60% - 7.72%
                        ----------
                        $3,667,399
                        ==========

                      December 31, 1998
-----------------------------------------------------------
Maturity Dates        Principal Amounts      Interest Rates

       1999             $  230,352           4.84% - 8.13%
       2000                439,444           4.70% - 6.49%
       2001                968,044           4.98% - 6.23%
       2002                 10,415           6.70% - 6.97%
       2003                115,201           5.00% - 5.69%
  2004-2016                173,129           3.60% - 7.72%
                        ----------
                        $1,936,585
                        ==========

Callable borrowings of $50 million are shown in their respective periods assuming that the callable debt is redeemed at the initial call date while other borrowings are shown in the periods corresponding to their scheduled maturity date.

   Short and long-term borrowings from the Federal Home Loan Bank of Boston, which consist of both fixed and adjustable rate borrowings, are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets. The Company has the ability to prepay most of its borrowings without penalty. In addition, the Company had existing lines of credit with the Federal Home Loan Bank of Boston of $155.6 million, none of which was outstanding at December 31, 1999.

12. CAPITAL TRUST SECURITIES

On January 24, 1997, the Company sponsored the creation of Peoples Heritage Capital Trust I (the "Trust"), a statutory business trust created under the laws of Delaware. The Company is the owner of all of the common securities of the Trust (the "Common Securities"). On January 31, 1997, the Trust issued $100 million of 9.06% Capital Securities (the "Capital Securities," and with the Common Securities, the "Trust Securities"), the proceeds from which were used by the Trust, along with the Company's $3.1 million capital contribution for the Trust's Common Securities, to acquire $103.1 million aggregate principal amount of the Company's 9.06% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the "Debentures"), which constitute the sole assets of the Trust. The Company has, through the Declaration of Trust establishing the Trust, Common Securities and Capital Securities Guarantee Agreements, the Debentures and a related Indenture, taken together, fully irrevocably and unconditionally guaranteed all of the Trust's obligations under the Trust Securities. Separate financial statements of the Trust are not required pursuant to Staff Accounting Bulletin 53 of the Securities and Exchange Commission.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries


13. SHAREHOLDERS' EQUITY

In April 1998, the stockholders of the Company approved an increase in the authorized number of shares of Common Stock from 100,000,000 to 200,000,000, and in May 1998, the Company declared a two-for-one split for each share of Common Stock then outstanding and for all then outstanding options to purchase shares of Common Stock. All references in the Consolidated Financial Statements to the number of shares and per share amounts have been adjusted retroactively for the recapitalization and the stock split.

Regulatory Capital Requirements
Bank regulatory agencies have established capital adequacy standards which are used extensively in their monitoring and control of the industry. Certain of these standards relate capital to level of risk by assigning different weightings to assets and certain off-balance sheet activity. The Company must maintain a minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below:

                                                                Actual          Capital Requirements           Excess
                                                         Amount       Ratio      Amount        Ratio     Amount       Ratio
AS OF DECEMBER 31, 1999
TOTAL CAPITAL (TO RISK WEIGHTED ASSETS)               $1,015,125      12.38%   $  656,097      8.00%   $  359,028     4.38%
TIER 1 CAPITAL (TO RISK WEIGHTED ASSETS)                 912,544      11.13%      328,048      4.00%      584,496     7.13%
TIER 1 LEVERAGE CAPITAL RATIO (TO AVERAGE ASSETS)        912,544       6.60%      552,173      4.00%      360,371     2.60%

As of December 31, 1998
Total capital (to risk weighted assets)                  968,974      13.02%      595,426      8.00%      373,548     5.02%
Tier 1 capital (to risk weighted assets)                 875,723      11.77%      297,713      4.00%      578,010     7.77%
Tier 1 leverage capital ratio (to average assets)        875,723       7.50%      467,096      4.00%      408,627     3.50%

At December 31, 1999 and 1998, the Company and each of its banking subsidiaries were well-capitalized and in compliance with all applicable regulatory capital requirements and had capital ratios in excess of federal and regulatory risk-based and leverage requirements.

Dividend Limitations
Dividends paid by subsidiaries are the primary source of funds available to the Company for payment of dividends to its shareholders. The Banks are subject to certain requirements imposed by state and federal banking laws and regulations. These requirements, among other things, establish minimum levels of capital and restrict the amount of dividends that may be distributed by the Banks to the Company.

Stockholder Rights Plan
In 1989, the Company's Board of Directors adopted a Stockholder Rights Plan declaring a dividend of one preferred Stock Purchase Right for each outstanding share of Common Stock. The rights will remain attached to the Common Stock and are not exercisable except under limited circumstances relating to acquisition of, the right to acquire beneficial ownership of, or tender offer for 20% or more of the outstanding shares of Common Stock. The Rights have no voting or dividend privileges and, until they become exercisable, have no dilutive effect on the earnings of the Company. On July 27, 1999 the Board of Directors amended and restated the Stockholder Rights Plan to, among other things, extend the expiration date of the rights to September 25, 2009.

Earnings per share
The following table presents a reconciliation of earnings per share as of the dates indicated:

(Dollars in thousands, except            For the Year Ended December 31,
per share amounts)                   1999             1998              1997

Net income                      $    142,422      $    112,824      $    103,672
                                ============      ============      ============

Weighted average
shares outstanding
    Basic:                       102,998,690       103,637,875       102,219,049
     Effect of dilutive
      securities:
      Stock options                1,113,348         2,129,853         2,502,959
                                ------------      ------------      ------------
     Diluted                     104,112,038       105,767,728       104,722,008
                                ============      ============      ============
Net income per share:
   Basic                        $       1.38      $       1.09      $       1.01
   Diluted                              1.37              1.07              0.99

Peoples Heritage Financial Group, Inc. and Subsidiaries


14. COMMITMENTS, CONTINGENT LIABILITIES AND OTHER OFF-BALANCE SHEET RISKS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to originate loans, standby letters of credit, recourse arrangements on serviced loans and forward commitments to sell loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

   The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby letters of credit and recourse arrangements is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. For forward commitments to sell loans, the contract or notional amounts do not represent exposure to credit loss. The Company controls the credit risk of its forward commitments to sell loans through credit approvals, limits and monitoring procedures.

   Financial instruments with off-balance sheet risk at December 31, 1999 and 1998 follow:

Contract or Notional Amount at                         December 31,
                                                   1999           1998

Financial instruments with notional or
  contract amounts which represent
  credit risk:
   Commitments to originate loans,
     unused lines, standby letters of
     credit and unadvanced portions
     of construction loans                      $2,066,735      $2,044,542
  Loans serviced with recourse                      22,295          24,176
  Loans sold with credit enhancements                  706           3,294
  Leases serviced with credit enhancements           4,933           6,227
Financial instruments with notional or
  contract amounts which exceed
  the amount of credit risk:
   Forward commitments to sell loans                48,000         266,227
   Interest rate floors - notional amount          200,000         120,000
                      fair value                     1,355           3,433

   Commitments to originate loans, unused lines of credit and unadvanced portions of construction loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

   Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

   The Company has retained credit risk on certain residential mortgage loans sold with full or partial recourse and on certain residential mortgage loans whose servicing rights were acquired during 1990.

   Forward commitments to sell residential mortgage loans are contracts which the Company enters into for the purpose of reducing the market risk associated with originating loans for sale. Risks may arise from the possible inability of the Company to originate loans to fulfill the contracts, in which case the Company would normally purchase loans from correspondent banks or in the open market to deliver against the contract.

   At December 31, 1999, the Company was committed to invest up to $12.1 million in real estate development limited partnerships. At December 31, 1999 and 1998 the Company had $20.6 million and $18.8 million, respectively, invested in such partnerships, which are included in other assets.

Legal Proceedings
The Company and certain of its subsidiaries have been named as defendants in various legal proceedings arising from their normal business activities. Although the amount of any ultimate liability with respect to such proceedings cannot be determined, in the opinion of management, based upon the opinions of counsel, any such liability will not have a material effect on the consolidated financial position, results of operations or liquidity of the Company and its subsidiaries.

Lease Obligations
The Company leases certain properties used in operations under terms of operating leases which include renewal options. Rental expense under these leases approximated $11.7 million, $9.4 million, and $7.5 million for the years ended 1999, 1998 and 1997, respectively.

   Approximate minimum lease payments over the remaining terms of the leases at December 31, 1999 follow:


      2000                             $ 10,328
      2001                               10,194
      2002                                8,966
      2003                                6,298
      2004                                5,919
      2005 and after                     30,347
                                        -------
                                        $72,052
                                        =======

                         Peoples Heritage Financial Group, Inc. and Subsidiaries


15. STOCK-BASED COMPENSATION PLANS

Employee Stock Ownership Plans
In 1989 the Company adopted a Profit Sharing Employee Stock Ownership Plan which is designed to invest primarily in Common Stock of the Company. Substantially all employees are eligible to participate in the Plan following one year of service. Employees may not make contributions to the Plan but may receive a discretionary contribution from the Company based on their pro-rata share of eligible compensation. For 1999, 1998 and 1997, the Company contributed 2%, 3% and 4% of eligible compensation, respectively. The approximate expense of this contribution for 1999, 1998 and 1997 was $1.8 million, $2.1 million and $1.3 million, respectively.

Stock Option Plans
In 1995, the Company adopted a stock option plan for non-employee directors which was amended and restated in 1997. The maximum number of shares which may be granted under the plan is 530,000 shares, of which 114,000 were granted in 1999 at $18.06 per share, 110,000 were granted in 1998 at $24.31 per share and 59,000 were granted in 1997 at $15.82 per share. A total of 26,500 shares had been issued upon exercise of the stock options granted pursuant to this plan through December 31, 1999.

   The Company has adopted various stock option plans for key employees. These plans include a stock option plan adopted in 1996 (the "1996 Option Plan") and a stock option plan adopted in 1986 (the "1986 Option Plan"). The 1986 Option Plan, as amended, authorized the issuance of 3,340,000 shares of Common Stock, substantially all of which have been issued. The 1996 Option Plan, as amended, authorizes grants of options and other stock awards covering up to 6,000,000 shares of Common Stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of the grant and expire 10 years from the date of the grant. At December 31, 1999, there were 2,959,705 additional shares available for grant under the 1996 Option Plan.

   The per share weighted-average fair value of stock options granted by the Company during 1999, 1998 and 1997 was $8.35, $5.69 and $9.63 and on the date of the grants using the Black Scholes option-pricing model with the following average assumptions:

                                 1999           1998           1997

Expected dividend yield          2.74%          2.50%          2.50%
Risk-free interest rate          5.53%          5.50%          5.82%
Expected life                    5.00 YEARS     5.00 Years     5.00 Years
Volatility                      61.92%         32.87%         32.90%

The Company applies APB Opinion No. 25 in accounting for its stock option plans and, accordingly, no cost has been recognized for its stock options in the financial statements. Had the Company determined cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated as follows:

                                   1999           1998           1997
Net income
   As reported                  $ 142,422      $ 112,824      $ 103,672
   Proforma                     $ 138,152      $ 108,684      $  99,949
Basic earnings per share
   As reported                  $    1.38      $    1.09      $    1.01
   Proforma                     $    1.34      $    1.05      $    0.98
Diluted earnings per share
   As reported                  $    1.37      $    1.07      $    0.99
   Proforma                     $    1.33      $    1.03      $    0.95


Proforma net income reflects only stock options granted since January 1, 1995. Therefore, the full impact of calculating cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because cost is reflected over the options' vesting period and cost for options granted prior to January 1, 1995 is not considered.

Stock option activity is as follows:

                                  Number of   Weighted Average
                                    Shares     Exercise Price

Balance at December 31, 1997      6,363,599      $    8.56
   Granted                        1,328,813          18.92
   Exercised                      1,835,985           6.64
   Forfeited                         49,845          16.60
                                  ---------
Balance at December 31, 1998      5,806,582      $   12.19

   Granted                        1,137,720      $   17.56
   Exercised                      1,205,901           7.70
   Forfeited                        204,725          16.60
                                  ---------

BALANCE AT DECEMBER 31, 1999      5,533,676      $   14.09
                                  =========

Peoples Heritage Financial Group, Inc. and Subsidiaries


The range of per share prices for outstanding and exercisable stock options at December 31, 1999 was as follows:

                                        Options Outstanding                                       Options Exercisable
                                        -------------------                                       -------------------
                              Number         Weighted Average                                 Number
        Range of           Outstanding          Remaining          Weighted Average        Outstanding         Weighted Average
    Exercise Prices        at 12/31/99       Contractual Life       Exercise Price         at 12/31/99          Exercise Price

      up to $5.00              295,788             2.6 years            $ 2.73                 290,788               $2.78
    $5.01 - $10.00             848,442             4.5                    6.80                 848,442                6.80
   $10.01 - $15.00           1,238,712             6.0                   11.12                 923,712               11.02
   $15.01 - $20.00           2,842,334             8.2                   17.75               1,519,901               17.94
       Over $20.00             308,400             7.1                   23.26                 214,075               23.53
                             ---------                                                       ---------
                             5,533,676             6.8                   14.09               3,796,918               12.92
                             =========                                                       =========


Employee Stock Purchase Plan
The Company has an Employee Stock Purchase Plan covering all full-time employees with one year of service. The maximum number of shares which may be issued under the Employee Stock Purchase Plan is 1,352,000 shares. Employees have the right to authorize payroll deductions up to 10% of their salary. As of December 31, 1999, 893,591 shares had been purchased under this plan.

Restricted Stock Plan
In 1990, the Company adopted a Restricted Stock Plan under which up to $10,000 of the annual fee payable to each non-employee Director of the Company and participating subsidiaries is payable solely in shares of Common Stock. Directors of the Company and certain participating subsidiaries who are not full-time employees of the Company or any of its subsidiaries are eligible to participate. Shares issued were 7,376, 6,420 and 3,840 in 1999, 1998 and 1997, respectively.

16. RETIREMENT AND OTHER BENEFIT PLANS

Pension Plans
The Company and its subsidiaries have noncontributory defined benefit plans covering most permanent, full-time employees. Benefits are based on career average earnings and length of service. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

   The Company has adopted supplemental retirement plans for several key officers. These plans were designed to offset the impact of changes in the Pension Plans which reduced benefits for highly paid employees. The Company also has entered into deferred compensation agreements with certain key officers. The cost of these agreements is accrued but not funded. The Company purchased corporate-owned life insurance policies on the lives of certain retirees. The death benefits are payable to the Company and will assist in the funding of the deferred compensation liability. The Company will recover the costs of premium payments from the cash value of these policies.

Post Retirement Benefits Other Than Pensions
The Company and its subsidiaries sponsor post-retirement benefit programs which provide medical coverage and life insurance benefits to employees and directors who meet minimum age and service requirements.

   The Company and its subsidiaries recognize costs related to post retirement benefits under the accrual method, which recognizes costs over the employee's period of active employment. The impact of adopting SFAS No. 106 is being amortized over a twenty year period beginning January 1, 1993.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries


The following tables set forth the funded status and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1999 and 1998 for the pension plans and other post retirement benefit plans:

                                                       Pension Plans          Other Post Retirement Benefits
                                                     1999          1998            1999             1998
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year           $ 67,388      $ 60,145        $  6,540         $  5,973
Service cost                                         4,857         3,754             131               88
Interest cost                                        4,938         4,308             495              425
Assumption changes                                 (12,921)        3,654            (833)             299
Actuarial (gain) loss                                7,543           459           1,248              269
Curtailment gain                                    (6,358)         (446)             --                0
Acquisitions                                         3,253            --              --                0
Benefits paid                                       (5,507)       (4,486)           (616)            (514)
                                                  --------      --------        --------         --------
Benefit obligation at end of year                 $ 63,193      $ 67,388        $  6,965         $  6,540
                                                  ========      ========        ========         ========

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year    $ 69,231      $ 64,412              --               --
Actual return on plan assets                        12,115         8,817              --               --
Employer contribution                                  481           488             616              514
Benefits paid                                       (5,507)       (4,486)           (616)            (514)
Administrative expenses                               (232)           --              --               --
                                                  --------      --------        --------         --------
Fair value of plan assets at end of year          $ 76,088      $ 69,231              --               --
                                                  ========      ========        ========         ========

Funded status                                     $ 12,895      $  1,843        ($ 6,965)        ($ 6,540)
Unrecognized net actuarial (gain) loss             (20,689)       (8,751)            127             (276)
Unrecognized prior service cost                      1,181         1,529           1,585            1,725
Unrecognized net transition obligation              (1,664)       (2,008)          2,092            2,241
                                                  --------      --------        --------         --------
Prepaid (accrued) benefit cost                    ($ 8,277)     ($ 7,387)       ($ 3,161)        ($ 2,850)
                                                  ========      ========        ========         ========

WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate                                         7.75%         6.50%           7.75%            6.50%
Expected return on plan assets                        8.50%         8.50%             --               --
Rate of compensation increase                         4.50%         4.50%             --               --

Year Ended December 31,                      1999        1998        1997        1999      1998        1997
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                               $ 4,857     $ 3,754     $ 2,995     $   131    $    88    $    58
Interest cost                                4,938       4,308       3,631         495        425        418
Expected return on plan assets              (5,712)     (5,288)     (4,201)       --         --         --
Net amortization and deferral                 (420)       (564)       (511)        302        290        258
Curtailment gain                              --          (446)       --          --         --         --
                                           -------     -------     -------     -------    -------    -------
Net periodic benefit cost                  $ 3,663     $ 1,764     $ 1,914     $   928    $   803    $   734
                                           =======     =======     =======     =======    =======    =======

Curtailment gains of $5.4 million in 1999 were recorded as a reduction of special charges relating to the SIS and CFX acquisitions

Multi-Employer Pension Plan
An acquired company participated in a multi-employer pension plan in 1998 and 1997. The plan was fully funded in 1998 and there is no future obligation relative to the plan. Pension expense attributable to the plan for the years ended December 31, 1999, 1998 and 1997 was $0, $377,000 and $396,000,
respectively.

Thrift Incentive Plan
The Company has a contributory Thrift Incentive Plan covering substantially all permanent employees after completion of one year of service. The Company matches employee contributions based on a predetermined formula and may make additional discretionary contributions. The total expense for 1999, 1998 and 1997 was $2.4 million, $2.6 million, and $2.3 million, respectively.

Peoples Heritage Financial Group, Inc. and Subsidiaries


17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company discloses fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, the Company's fair values should not be compared to those of other banks.

   Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not purport to represent the underlying market value of the Company. For certain assets and liabilities, the information required under SFAS No. 107 is supplemented with additional information relevant to an understanding of the fair value. Also, fair values are presented for certain assets that are not financial instruments under the definition in SFAS No. 107.

   The following describes the methods and assumptions used by the Company in estimating the fair values of financial instruments and certain non-financial instruments:

   CASH AND CASH EQUIVALENTS, INCLUDING CASH AND DUE FROM BANKS, SHORT-TERM INVESTMENTS AND FEDERAL FUNDS SOLD. For these cash and cash equivalents, which have maturities of 90 days or less, the carrying amounts reported in the balance sheet approximate fair values.

   SECURITIES AND LOANS HELD FOR SALE. Fair values are based on quoted bid market prices, where available. Where quoted market prices for an instrument are not available, fair values are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instrument being valued. Fair values are calculated based on the value of one unit without regard to premiums or discounts that might result from selling all of the Company's holdings of a particular security in one transaction.

   LOANS AND LEASES. The fair values of commercial, commercial real estate, residential real estate, and certain consumer loans and leases are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar quality.

   For certain variable-rate consumer loans, including home equity lines of credit the carrying value approximates fair value.

   For nonperforming loans and certain loans where the credit quality of the borrower has deteriorated significantly, fair values are estimated by discounting cash flows at a rate commensurate with the risk associated with those cash flows.

   MORTGAGE SERVICING RIGHTS. The fair value of the Company's mortgage servicing rights is based on the expected present value of future mortgage servicing income, net of estimated servicing costs, considering market consensus loan prepayment predictions.

   DEPOSITS. The fair value of deposits with no stated maturity is equal to the carrying amount. The fair value of time deposits is based on the discounted value of contractual cash flows, applying interest rates currently being offered on the deposit products of similar maturities.

   The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding ("deposit base intangibles")

   BORROWINGS, INCLUDING FEDERAL FUNDS PURCHASED, SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, BORROWINGS FROM THE FEDERAL HOME LOAN BANK OF BOSTON AND OTHER BORROWINGS. The fair value of the Company's long-term borrowings is estimated based on quoted market prices for the issues for which there is a market, or by discounting cash flows based on current rates available to the Company for similar types of borrowing arrangements. For short-term borrowings that mature or reprice in 90 days or less, carrying value approximates fair value.

OFF-BALANCE SHEET INSTRUMENTS:
   COMMITMENTS TO ORIGINATE LOANS AND COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT. In the course of originating loans and extending credit and standby letters of credit, the Company will charge fees in exchange for its lending commitment. While these commitment fees have value, the Company has not estimated their value due to the short-term nature of the underlying commitments.

   FORWARD COMMITMENTS TO SELL LOANS. The fair value of the Company's forward commitments to sell loans reflects the value of origination fees and servicing rights recognizable upon sale of loans net of any cost to the Company if it fails to meet its sale obligation. Of the $48 million of forward sales commitments at December 31, 1999, the Company had $67.2 million in loans available to sell at that date as well as sufficient loan originations subsequent to December 31, 1999 to fulfill the commitments. Consequently, the Company has no unmet sales obligation to value and due to the short-term nature of the commitments has not estimated the value of the fees and servicing.

   LOANS SERVICED WITH RECOURSE. Under certain of the Company's servicing arrangements with investors, the Company has recourse obligation to those serviced loan portfolios. In the event of foreclosure on a serviced loan, the Company is obligated to repay the investor to the extent of the investor's remaining balance after application of proceeds from the sale of the underlying collateral. To date, losses related to these recourse arrangements have been insignificant and while the Company cannot project future losses, the fair value of this recourse obligation is deemed to be likewise insignificant.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries


A summary of the fair values of the Company's significant financial instruments at December 31, 1999 and 1998 follows:

                                                     1999                            1998
                                           CARRYING         FAIR           Carrying         Fair
                                            VALUE           VALUE           Value           Value
Assets:
   Cash and cash equivalents              $  602,548      $  602,548      $  699,313      $  699,313
   Securities - available for sale         5,161,009       5,161,009       2,986,131       2,986,131
   Securities - held to maturity             541,332         519,725         245,233         245,555
   Loans held for sale                        67,220          67,220         517,754         518,299
   Loans and leases, net                   6,736,788       6,654,369       6,977,470       7,026,124
   Mortgage servicing rights                  46,829          51,654          40,088          41,177

Liabilities:
   Deposit (with no stated maturity)       4,905,178       4,905,178       4,861,555       4,861,555
   Time deposits                           3,209,579       3,215,771       3,515,160       3,530,573
   Borrowings                              4,788,564       4,762,295       2,554,214       2,559,940

Peoples Heritage Financial Group, Inc. and Subsidiaries


18. CONDENSED PARENT INFORMATION

Condensed Financial Statements of the Parent Company

                                                                                        December 31,
Balance Sheets                                                                      1999            1998
Assets:
   Cash and due from banks                                                       $    5,455      $    7,605
   Interest bearing deposits with subsidiaries                                       55,669          21,857
   Securities available for sale                                                     32,357              39
   Investment in subsidiaries                                                       812,779         946,414
   Goodwill and other intangibles                                                    12,888          14,689
   Amounts receivable from subsidiaries                                              61,485          13,767
   Other assets                                                                      29,063          14,280
                                                                                 ----------      ----------
     Total assets                                                                $1,009,696      $1,018,651
                                                                                 ==========      ==========

Liabilities and shareholders' equity
   Amounts payable to subsidiaries                                               $   28,720      $    8,953
   Subordinated debentures supporting mandatory redeemable trust securities         103,093         105,705
   Other liabilities                                                                 26,906           2,865
   Shareholders' equity                                                             850,977         901,128
                                                                                 ----------      ----------
     Total liabilities and shareholders' equity                                  $1,009,696      $1,018,651
                                                                                 ==========      ==========

                                                                     Year Ended December 31,
Statements of Income                                           1999            1998            1997
Operating income:
   Dividends from subsidiaries                              $ 180,948       $  69,532       $  69,873
   Other operating income                                       3,588           2,324           4,336
                                                            ---------       ---------       ---------
      Total operating income                                  184,536          71,856          74,209
                                                            ---------       ---------       ---------
Operating expenses:
   Interest on borrowings                                       9,544           9,375           9,070
   Amortization of intangibles                                  1,842           1,838           1,864
   Merger expenses                                             13,778          19,006             354
   Other operating expenses                                     1,286           6,947           7,432
                                                            ---------       ---------       ---------
   Total operating expenses                                    26,450          37,166          18,720
                                                            ---------       ---------       ---------
Income before income taxes and equity in
   undistributed net income of subsidiaries                   158,086          34,690          55,489

Income tax benefit                                             (8,688)         (9,894)         (3,097)
                                                            ---------       ---------       ---------
Income before equity in undistributed
   net income of subsidiaries                                 166,774          44,584          58,586

Equity in undistributed net income of subsidiaries (1)        (24,352)         68,240          45,086
                                                            ---------       ---------       ---------

Net income                                                  $ 142,422       $ 112,824       $ 103,672
                                                            =========       =========       =========

(1) Amounts in parenthesis represent the excess of dividends over net income from subsidiaries.

                         Peoples Heritage Financial Group, Inc. and Subsidiaries


                                                                                         Year Ended December 31,
Statements of Cash Flows                                                          1999            1998            1997

Cash flows from operating activities:
   Net income                                                                  $ 142,422       $ 112,824       $ 103,672
   Adjustments to reconcile net income to net
     cash (used) provided by operating activities:
   Undistributed net income from subsidiaries                                     24,352         (68,240)        (45,086)
   Amortization of goodwill and other intangibles                                  1,842           1,839           1,864
   Securities losses (gains)                                                        --               (23)           (113)
   Decrease in unearned compensation                                               1,678            --              --
   (Increase) decrease in amounts receivable from subsidiaries                   (47,718)         (6,773)          7,330
   Decrease (increase) in other assets                                           (14,824)            297          (3,822)
   Increase (decrease) in amounts payable to subsidiaries                         19,767           8,928            (163)
   Increase (decrease) in other liabilities                                       24,041          (9,252)          6,617
   Other, net                                                                       --                37          (3,309)
                                                                               ---------       ---------       ---------
Net cash provided by operating activities                                      $ 151,560       $  39,637       $  66,990
                                                                               ---------       ---------       ---------

Cash flows from investing activities:
   Net decrease (increase) in interest bearing deposits with subsidiaries      ($ 33,812)      $   9,370       ($  9,818)
   Sales of available for sale securities                                           --                16             185
   Purchase of available for sale securities                                     (34,119)           --                (7)
   Sales of held to maturity securities                                             --              --             4,337
   Purchase of held to maturity securities                                          --              --            (4,017)
   Capital contribution from (to) subsidiary                                       5,785         (12,000)        (55,000)
                                                                               ---------       ---------       ---------
Net cash (used) provided by investing activities                               ($ 62,146)      ($  2,614)      ($ 64,320)
                                                                               ---------       ---------       ---------

Cash flows from financing activities:
   Issuance of notes payable (net)                                             $       0       $       0       $ 103,093
   Payment of notes payable                                                       (2,612)         (1,741)         (2,177)
   Other shareholders' equity, net                                                  --              --             1,687
   Dividends paid to shareholders                                                (48,600)        (42,159)        (43,669)
   Treasury stock acquired                                                       (53,745)        (38,003)        (40,110)
   Common stock issued                                                            13,393          14,181          12,609
                                                                               ---------       ---------       ---------
Net cash provided (used) by financing activities                               ($ 91,564)      ($ 67,722)      $  31,433
                                                                               ---------       ---------       ---------

Net increase (decrease) in cash due from banks                                 ($  2,150)      ($ 30,699)      $  34,103

Cash and due from banks at beginning of year                                       7,605          38,304           4,201
                                                                               ---------       ---------       ---------

Cash and due from banks at end of year                                         $   5,455       $   7,605       $  38,304
                                                                               =========       =========       =========

Supplemental disclosure information:
   Interest paid on borrowings                                                 $   9,544       $   9,060       $   5,156

Peoples Heritage Financial Group, Inc. and Subsidiaries


19. SUBSEQUENT EVENT (UNAUDITED)

As discussed in Note 2, the Company has entered into an agreement to acquire Banknorth Group, Inc., which will be accounted for as a pooling-of-interests. The transaction is expected to be completed in the second quarter of 2000. The following proforma condensed consolidated balance sheet was prepared as if the pending acquisition noted above had been completed at December 31, 1999 and the proforma condensed consolidated statement of income was prepared as if the pending acquisition had been completed as of January 1, 1999.

   The unaudited proforma information may not be indicative of the results that would actually have occurred if the merger had been in effect on the date indicated or which may be obtained in the future. The proforma information does not give effect to anticipated cost savings or revenue enhancements in connection with the merger.

                                                                   December 31, 1999
                                                                   -----------------
                                                                                                    Proforma
                                                     PHFG        Banknorth     Adjustments          Combined
                                                 -----------    -----------    -----------        -----------
Assets:
Investments                                      $ 5,702,341    $ 1,170,841    $        --        $ 6,873,182
Total loans and leases, net                        6,736,788      2,962,820             --          9,699,608
Other assets                                       1,480,399        455,075             --          1,935,474
                                                 -----------    -----------    -----------        -----------
   Total assets                                  $13,919,528    $ 4,588,736    $        --        $18,508,264
                                                 ===========    ===========    ===========        ===========


Liabilities and equity:
Deposits                                         $ 8,114,757    $ 3,595,744    $        --        $11,710,501
Borrowings                                         4,788,564        578,914             --          5,367,478
Other liabilities                                     96,455         42,781         30,972(1)         170,208
                                                 -----------    -----------    -----------        -----------
   Total liabilities                              12,999,776      4,217,439         30,972(1)      17,248,187
                                                 -----------      ---------    -----------        -----------
Securities of subsidiary trust                        68,775         30,000             --             98,775
Shareholders' equity                                 850,977        341,297        (30,972)(1)      1,161,302
                                                 -----------      ---------    -----------        -----------
   Total liabilities and shareholders' equity    $13,919,528      4,588,736    $        --        $18,508,264
                                                 ===========      =========    ===========        ===========

(1) The adjustment reflects estimated one-time reorganization and restructuring costs related to the merger, net of taxes.

                                                        Year ended December 31, 1999
                                                        ----------------------------
                                                                                             Proforma
                                            PHFG          Banknorth      Adjustments         Combined
                                            ----          ---------      -----------         --------
Interest income                         $    907,935    $    319,584    $          --      $  1,227,519
Interest expense                             461,688         141,602               --           603,290
                                        ------------    ------------    ---------------    ------------
Net interest income                          446,247         177,982               --           624,229
Provision for loan and lease losses           14,100           9,475               --            23,575
                                        ------------    ------------    ---------------    ------------
Net interest income after provision
   for loan and lease losses                 432,147         168,507               --           600,654
Non-interest income                          129,188          55,105               --           184,293
Non-interest expense                         346,874         145,517               --           492,391
                                        ------------    ------------    ---------------    ------------
Income before income taxes                   214,461          78,095               --           292,556
Income tax expense                            72,039          23,559               --            95,598
                                        ------------    ------------    ---------------    ------------
Net income                              $    142,422    $     54,536               --      $    196,958
                                        ============    ============    ===============    ============

Earnings per share:
   Basic                                $       1.38     $      2.33                       $       1.35
   Fully diluted                        $       1.37     $      2.30                       $       1.34
Weighted average shares outstanding:
   Basic                                 102,988,690      23,435,122                        145,757,788
   Fully diluted                         104,112,038      23,734,591                        147,427,667

                         Peoples Heritage Financial Group, Inc. and Subsidiaries



20. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                           1999                                            1998
                                                           ----                                            ----
                                       FOURTH        THIRD      SECOND       FIRST      Fourth       Third      Second       First
                                      QUARTER      QUARTER     QUARTER     QUARTER     Quarter     Quarter     Quarter     Quarter
                                      -------      -------     -------     -------     -------     -------     -------     -------
Interest income                      $240,596     $236,741    $220,350    $210,248    $208,955    $210,211    $208,614    $209,679
Interest expense                      126,216      121,938     111,224     102,310     102,722     102,742     102,395     103,127
                                     --------     --------    --------    --------    --------    --------    --------    --------
Net interest income                   114,380      114,803     109,126     107,938     106,233     107,469     106,219     106,552
Provision for loan
   and lease losses                     3,405        3,565       3,565       3,565       3,973       3,973       3,235       3,249
Net interest income
   after provision for
   loan and lease losses              110,975      111,238     105,561     104,373     102,260     103,496     102,984     103,303
Noninterest income                     33,854       32,120      33,780      29,434      30,745      28,956      30,274      28,716
Special charges                        (3,889)        --          --        33,235       3,798        --        34,474         900
Noninterest expenses                   80,945       79,502      79,312      77,769      79,574      78,296      79,873      84,088
                                     --------     --------    --------    --------    --------    --------    --------    --------
Income before income taxes             67,773       63,856      60,029      22,803      49,633      54,156      18,911      47,031
Income tax expense                     22,192       21,275      19,263       9,309      17,703      16,914       6,375      15,915
                                     --------     --------    --------    --------    --------    --------    --------    --------
Net income                           $ 45,581     $ 42,581    $ 40,766    $ 13,494    $ 31,930    $ 37,242    $ 12,536    $ 31,116
                                     ========     ========    ========    ========    ========    ========    ========    ========

Earnings per share
   Basic                             $   0.45     $   0.41    $   0.39    $   0.13    $   0.31    $   0.36    $   0.12    $   0.30
   Diluted                               0.44         0.41        0.39        0.13        0.30        0.35        0.12        0.29

Operating earnings per share (1):
   Basic                             $   0.42     $   0.41    $   0.39    $   0.36    $   0.35    $   0.36    $   0.35    $   0.31
   Diluted                               0.42         0.41        0.39        0.36        0.34        0.35        0.35        0.30

(1) Earnings before special charges.

Peoples Heritage Financial Group, Inc. and Subsidiaries


INDEPENDENT AUDITORS' REPORT


The Board of Directors
Peoples Heritage Financial Group, Inc.:

We have audited the accompanying consolidated balance sheets of Peoples Heritage Financial Group, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Heritage Financial Group, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                             [KPMG LLP]


Boston, Massachusetts
January 18, 2000

                        Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CORPORATE DIRECTORY
--------------------------------------------------------------------------------

PEOPLES HERITAGE
FINANCIAL GROUP, INC.
BOARD OF DIRECTORS

WILLIAM J. RYAN
Chairman of the Board
President & CEO
Peoples Heritage Financial Group, Inc.

PAMELA P. PLUMB
Vice Chairman of the Board
Pamela Plumb & Associates

GARY G. BAHRE
President & CEO
New Hampshire International Speedway

P. KEVIN CONDRON
President &  CEO
The Granite Group LLC

KATHERINE M. GREENLEAF
Senior Vice President
Wright Express

DOUGLAS S. HATFIELD, JR.
Attorney, President & Treasurer
Hatfield, Moran & Barry, PA

DAVID D. HINDLE
Retired President &
  Chief Executive Officer
Family Bank

DANA S. LEVENSON
Principal
Levenson Business Group
President
Quatro Realty Group

PHILIP A. MASON
Attorney
Mason & Martin, L.L.P.

JOHN M. NAUGHTON
Retired Executive
Massachusetts Mutual Life Insurance Company

MALCOLM W. PHILBROOK, JR.
Attorney & President
Crockett, Philbrook & Crouch, P.A.

SETH A. RESNICOFF, MD
Surgeon & President
Concord Surgical Associates, P.A.

CURTIS M. SCRIBNER
Principal
C. M. Scribner & Co.

PAUL R. SHEA
Retired President & CEO
Bank of New Hampshire Corp.

JOHN E. VEASEY
President
Cedardale Athletic Club
--------------------------------------------------------------------------------
PEOPLES HERITAGE
FINANCIAL GROUP, INC.
SENIOR MANAGEMENT

WILLIAM J. RYAN
Chairman, President &
  Chief Executive Officer

PETER J. VERRILL, CPA
Executive Vice President,
  Chief Operating Officer &
  Chief Financial Officer

R. SCOTT BACON
Executive Vice President
President & CEO
Bank of New Hampshire

STEPHEN J. BOYLE
Executive Vice President
Controller

CHRISTOPHER W. BRAMLEY
Executive Vice President
President & CEO
Family/SISBank

JOHN W. FRIDLINGTON
Executive Vice President
Lending

ANDREW W. GREENE
Executive Vice President
Insurance and Investments

CYNTHIA HAMILTON
Executive Vice President
Human Resources

JOSEPH W. HANSON
Executive Vice President
Operations

EMERY F. HILL
Executive Vice President
Information Technology

THOMAS P. HOGAN
Executive Vice President
Consumer Lending

CAROL L. MITCHELL, ESQ.
Executive Vice President
General Counsel, Clerk
  & Secretary

DAVID J. OTT
Executive Vice President
President & CEO
Peoples Heritage Bank

EDWARD P. SCHREIBER
Executive Vice President
Risk Management

WENDY P. SUEHRSTEDT
Executive Vice President
Retail Delivery

HALL THOMPSON
Executive Vice President
Investments

ELIZABETH K. WARN
Executive Vice President
Residential Mortgage Lending

BRIAN WOOD
Executive Vice President
Marketing

Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PEOPLES HERITAGE BANK
BOARD OF DIRECTORS

MALCOLM W. PHILBROOK, JR.
Chairman of the Board
Attorney & President
Crockett, Philbrook & Crouch P.A.

WILLIAM J. RYAN
Chairman, President
& Chief Executive Officer
Peoples Heritage Financial Group, Inc.

DAVID J. OTT
President
Peoples Heritage Bank

MEG BAXTER
President
United Way of Greater Portland

CHARLES BELLEGARDE, JR.
Consultant & President
Charles Bellegarde & Son, Inc.

CYNTHIA FOSS BOWMAN, M.D.
Medical Director, Clinical Lab
Pen Bay Medical Center

SCOTT B. BULLOCK
President & Chief Executive Officer
Maine General Medical Center

PETER B. CHAPMAN
President & Chief Executive Officer
Paris Farmers Union

GUY A. HARTNETT
President, Treasurer, Owner
One-Right Systems, Inc.
President
Lydimap Corp.

GALEN N. HOGAN
President, Treasurer &
Chief Executive Officer
Hogan Tire Co.

TIMOTHY B. HUSSEY
President & CEO
Hussey Seating Co.

DAVID M. MACMAHON
President
Gates Formed-Fibre Products, Inc.

CURTIS M. SCRIBNER
Principal
C.M. Scribner & Company

PETER G. VIGUE
President
Cianbro Corporation

SHELTON S. WHITE, JR.
Retired President
H.E. Callahan Construction Co.
--------------------------------------------------------------------------------
BANK OF
NEW HAMPSHIRE
BOARD OF DIRECTORS

PAUL R. SHEA
Chairman of the Board

ELIZABETH S. HAGER
Vice Chairman of the Board
Executive Director
United Way of Merrimack

R. SCOTT BACON
President & Chief Executive Officer

ARTHUR E. COMOLLI, DMD
General Dentistry (Retired)

RAYMOND G. COTE
President (Retired)
Harvey Construction Co., Inc.

JOSEPH A. DESMOND
Chairman & Chief Executive Officer
The Concord Group Insurance Companies

RALPH GABARRO
Chief Executive Officer
Mayo-Regional Hospital,
Quorum Health Resources, Inc.

PETER J. GRIFFIN
Director
Great Bay Marine, Inc.

DONALD G. HAYES
President
Ricci Supply Company, Inc.

ROBERT A. HILL
President (Retired)
Capitol Plumbing & Heating Supply Co., Inc.

DIANA JURIS
Vice President and
  Chief Operating Officer
Nashua Motor Express

LUCIA P. KITTREDGE
President
Kapala Kittredge Associates

DANA S. LEVENSON
President
Quatro Realty Corp.
Partner
Levenson Business Group

JOHN E. MENARIO
Assistant to the President
Peoples Heritage Financial Group, Inc.

JOHN M. PARSONS
Treasurer
MH Parsons & Son Lumber Co.

PETER PRUDDEN, JR.
Senior Account Executive
Moore Business Forms, Inc.

L. WILLIAM SLANETZ
President (Retired)
Perkins Lumber Co., Inc.

GERRY S. WEIDEMA
Partner
Weidema & Lavin, CPAs

                         Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
FAMILY BANK / SIS BANK
BOARD OF DIRECTORS

DAVID D. HINDLE
Vice Chairman of the Board,
Family Bank, FSB and Director,
Peoples Heritage Financial Group, Inc.

CHRISTOPHER W. BRAMLEY
President and Chief
Executive Officer

TERESITA ALICEA, ESQ.
Senior Partner
Alicea and Nagel

NELSON D. BLINN, CPA
Principal
Blinn & Farrell, CPAs

MARY E. BOLAND, ESQ.
Senior Partner
Egan, Flanagan & Cohen, P.C.

P. KEVIN CONDRON
President and CEO
The Granite Group

WILLIAM B. HART, JR.
Chairman
National Trust for
Historic Preservation

THOMAS O'BRIEN
Dean, Eugene M. Isenberg School
of Management, University of
Massachusetts

KENNETH L. PAUL
Vice President
Chart Industries, Inc.

GARY P. SHANNON, ESQ.
Senior Partner
Doherty, Wallace, Pillsbury & Murphy, P.C.

STEPHEN A. SHATZ, ESQ.
President
Shatz, Schwartz & Fentin, P.C.

NICOLA S. TSONGAS
Director of External Affairs and College Advancement
Middlesex Community College

JOHN E. VEASEY
President
Cedardale, Inc.

--------------------------------------------------------------------------------
GLASTONBURY BANK & TRUST COMPANY
BOARD OF DIRECTORS

JOHN  J. CARSON
Chairman of the Board
University of Hartford

J. GILBERT SOUCIE
President
Glastonbury Bank & Trust

LOREN J. ANDREO
Andy's Foodtown

RONALD E. BOURBEAU
REB Realty

CHRISTOPHER BRAMLEY
President and CEO
Family Bank

CAMILLE S. BUSHNELL
The Prudential CT Realty

GRACE C. NOME
Connecticut Foods

JOHN G. PINONE
150 Trumbull Street Associates

MARK A. SHEPTOFF
Sheptoff & Reuber Co., P.C.

JAMES UCCELLO
First Realty of Glastonbury

                         Peoples Heritage Financial Group, Inc. and Subsidiaries
--------------------------------------------------------------------------------
SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

ANNUAL MEETING
The 2000 Annual Meeting of the Shareholders of Peoples Heritage Financial Group, Inc. will be held at 10:30 a.m. on Tuesday, April 25, 2000 at the Portland Marriott at Sable Oaks, 200 Sable Oaks Drive, South Portland, Maine.

CORPORATE HEADQUARTERS
One Portland Square
Portland, Maine

Mailing Address:
P.O. Box 9540
Portland, ME 04112-9540

Contact:
Brian S. Arsenault, Senior Vice President,
Corporate Communications
207-761-8517
1-800-462-3666 Outside Maine
1-800-462-6606 Outside Greater Portland
or
Peter J. Verrill
Chief Operating Officer and
Chief Financial Officer
207-761-8507

WEB SITE
www.phbk.com

STOCK LISTING
Peoples Heritage Financial Group, Inc. is traded over the counter on the NASDAQ National Market System under the symbol: PHBK. It is anticipated that immediately following the merger of Banknorth with and into Peoples Heritage that the combined Company's symbol will change to BKNG.

FORM 10-K AND OTHER REPORTS
Peoples Heritage will send a copy of its 1999 Annual Report and Form 10-K to shareholders upon request. Requests should be addressed to Investor Relations at the Corporate Headquarters.

TRANSFER AGENT
Shareholder inquiries regarding change of address or title should be directed to:
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Phone: 718-921-8206

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
KPMG LLP
99 High Street
Boston, MA 02110

RESEARCH COVERAGE
Recent research coverage on Peoples Heritage Financial Group, Inc. is available from: A.G. Edwards & Sons, Inc., CIBC Oppenheimer, Inc., First Albany Corp., Fox-Pitt, Kelton, Inc., Friedman Billings Ramsey & Co., Johnston, Lemon & Co., Keefe, Bruyette & Woods, Inc., Lehman Brothers, Inc., Maine Securities Corp., Merrill Lynch, Pierce, Fenner & Smith, Parker/Hunter Incorporated, Salomon Smith Barney Inc., Sandler O'Neill & Partners, L.P., Tucker Anthony Cleary Gull

MARKET MAKERS
The following companies have generally been market makers for Peoples Heritage Financial Group, Inc. Common Stock as of December 31, 1999:
Advest, Inc. Bear,
Stearns & Co., Inc.
Cantor Fitzgerald & Co.
Carl P. Sherr & Co.
CIBC Oppenheimer & Co., Inc.
Deutsche Bank Securities, Inc.
First Albany Corporation
Fox-Pitt Kelton, Inc.
Friedman Billings Ramsey & Co.
Gruntal & Co., Inc.
Herzog, Heine, Geduld, Inc.
Jeffries & Company, Inc.
Johnston Lemon & Co., Inc.
Keefe, Bruyette & Woods, Inc.
Knight Securities L.P.
Legg Mason Wood Walker, Inc.
Lehman Brothers Inc.
Mayer & Schweitzer, Inc.
Merrill Lynch, Pierce, Fenner
Midwest Stock Exchange
Moors & Cabot, Inc.
PaineWebber, Inc.
Ryan Beck & Co., Inc.
Salomon Securities Corp.
Sandler O'Neill & Partners, L.P.
Sherwood Securities Corp.
Spear, Leeds & Kellogg
Tucker Anthony Incorporated
Weeden and Co., Inc.

COMMON STOCK PRICES
Market prices for Peoples Heritage Financial Group, Inc.'s common stock and dividends per quarter during 1999 and 1998 are as follows:

                    DIVIDENDS DECLARED          MARKET PRICES
1999 QUARTERS          PER SHARE             HIGH           LOW
--------------------------------------------------------------------------------
FIRST                   $ .115             $20.25           $16.50
SECOND                    .115              20.13            15.75
THIRD                     .12               19.81            16.06
FOURTH                    .12               19.56            14.31


1998 Quarters
--------------------------------------------------------------------------------
First                   $  .11             $24.66           $18.69
Second                     .11              26.75            21.56
Third                      .11              26.25            15.69
Fourth                     .11              21.25            12.81

--------------------------------------------------------------------------------

As of December 31, 1999, the Company had approximately 11,600 shareholders of record and 102,181,789 shares outstanding. These numbers do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

                     PEOPLES HERITAGE FINANCIAL GROUP, INC.
                               ONE PORTLAND SQUARE
                                  P.O. BOX 9540
                           PORTLAND, MAINE 04112-9540